Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE REPORTS SECOND QUARTER 2024 RESULTS – THIRD CONSECUTIVE QUARTER OF RECORD FREE CASH FLOW UNDERPINNED BY CONSISTENT, STRONG OPERATIONAL AND COST PERFORMANCE; UPPER BEAVER PROJECT STUDY SHOWS SOLID RISK-ADJUSTED RETURNS

Toronto (July 31, 2024) – Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) ("Agnico Eagle" or the "Company") today reported financial and operating results for the second quarter of 2024.

"We continue to deliver strong and reliable operational results which, combined with higher gold prices, drove record operating margin and free cash flow for the third consecutive quarter. As a result of the excellent performance of our operations through the first half of 2024, we are highly confident we will achieve our full year production and cost guidance," said Ammar Al-Joundi, Agnico Eagle's President and Chief Executive Officer. "We generated over half of a billion dollars of free cash flow in the second quarter, supporting a significant strengthening of our balance sheet and increased returns to shareholders. We continue to take a measured approach advancing key pipeline projects that show strong risk-adjusted returns, such as the Detour Lake underground and Upper Beaver projects. Our focus remains on capital discipline and cost control to ensure that the benefits of higher gold prices accrue to our shareholders through strengthening our financial position and increasing shareholder returns," added Mr. Al-Joundi.

Second quarter 2024 highlights:

●	Strong quarterly gold production – Payable gold production[1] was 895,838 ounces at production costs per ounce of $862, total cash costs per ounce[2] of $870 and all-in sustaining costs ("AISC") per ounce[2] of $1,169. Gold production was led by strong production at Canadian Malartic, LaRonde and Fosterville

1 Payable production of a mineral means the quantity of a mineral produced during a period contained in products that have been or will be sold by the Company whether such products are shipped during the period or held as inventory at the end of the period.

2 Total cash costs per ounce and AISC per ounce are non-GAAP ratios that are not standardized financial measures under IFRS and, in this news release, unless otherwise specified, are reported on (i) a per ounce of gold production basis, and (ii) a by-product basis. For a description of the composition and usefulness of these non-GAAP measures and reconciliations of total cash costs per ounce and AISC per ounce to production costs on both a by-product and a co-product basis, see "Note Regarding Certain Measures of Performance" below.

●	Record quarterly adjusted net income[3] – The Company reported quarterly net income of $472.0 million or $0.95 per share and adjusted net income of $535.3 million or $1.07 per share

●	Record quarterly cash provided by operating activities and free cash flow – The Company generated record cash provided by operating activities of $961.3 million or $1.92 per share ($986.2 million or $1.97 per share before changes in non-cash working capital balances4) and free cash flow[4] of $557.2 million or $1.12 per share ($582.2 million or $1.17 per share before changes in non-cash working capital balances4)

●	Strengthening investment grade balance sheet and financial flexibility – The Company increased its cash position by $397.4 million to $922.0 million and significantly reduced net debt as at June 30, 2024. Subsequent to quarter-end, the Company repaid the $100.0 million 5.02% Series B senior notes at maturity and repaid $150.0 million of the $600.0 million unsecured term loan facility drawn in 2023

●	2024 gold production and cost guidance reiterated – Full year expected payable gold production remains unchanged at approximately 3.35 to 3.55 million ounces in 2024, with total cash costs per ounce and AISC per ounce in 2024 unchanged at $875 to $925 and $1,200 to $1,250, respectively. Total capital expenditures (excluding capitalized exploration) for 2024 are still estimated to be between $1.6 billion to $1.7 billion. Capitalized exploration is now expected to be approximately $187 million for the full year 2024. Further details are set out in the "2024 Guidance" section below

●	Update on key value drivers and pipeline projects

○	Approval of measured investments over next three years to further evaluate and de-risk the Detour Lake underground and Upper Beaver projects – Based on internal studies indicating solid risk-adjusted returns for the Detour Lake underground and Upper Beaver projects[5], the Company has adopted a measured approach to advance these projects, approving $100.0 million and $200.0 million investments, respectively, over approximately three years. At Detour Lake, a 2.0-kilometre exploration ramp is expected to be developed to a depth of 270 metres to collect a bulk sample and to facilitate infill and expansion drilling of the current underground mineral resource. At Upper Beaver, an exploration ramp and an exploration shaft are expected to be developed to a depth of 250 metres and 760 metres, respectively, to establish underground drilling platforms and collect bulk samples

■	Detour Lake – In June 2024, the Company released the results of a technical study reflecting the potential for a concurrent underground operation at Detour Lake that would accelerate access to higher grade ore and increase annual production to approximately one million ounces for 14 years starting in 2030 (see the Company's news release dated June 19, 2024). In the second quarter of 2024, with the replacement of the defective grinding media at the SAG mill and record quarterly mill availability of 93.0%, mill throughput improved to 74,637 tonnes per day ("tpd") and is expected to reach the target rate of 76,700 tpd by the end of 2024

3 Adjusted net income and adjusted net income per share are non-GAAP measures or ratios that are not standardized financial measures under IFRS. For a description of the composition and usefulness of these non-GAAP measures and a reconciliation to net income see "Note Regarding Certain Measures of Performance" below.

4 Cash provided by operating activities before changes in non-cash working capital balances, free cash flow and free cash flow before changes in non-cash working capital balances and their related per share measures are non-GAAP measures or ratios that are not standardized financial measures under IFRS. For a description of the composition and usefulness of these non-GAAP measures and a reconciliation to cash provided by operating activities see "Note Regarding Certain Measures of Performance" below.

5 The forecast parameters surrounding the technical study for the Detour Lake underground project and the internal evaluation for the Upper Beaver project were based on a preliminary economic assessment, which is preliminary in nature and includes inferred mineral resources. For further detail, refer to the Company's news release dated June 19, 2024 for the Detour Lake underground project and the Update on Key Value Drivers and Pipeline Projects section set our below for the Upper Beaver project.

■	Upper Beaver – A positive internal evaluation was completed in June 2024 for a standalone mine and mill scenario at Upper Beaver. Based on this evaluation, the Company believes Upper Beaver has the potential to produce an annual average of approximately 210,000 ounces of gold and 3,600 tonnes of copper, with initial production possible as early as 2030. Over an expected 13-year mine life, total payable gold and copper production is expected to be approximately 2.8 million ounces and 46,300 tonnes, respectively. Estimated total cash costs per ounce on a by-product basis and AISC per ounce on a by-product basis are expected to be approximately $592 and $733, respectively. In addition, the project has the potential to unlock significant exploration potential at depth and within satellite deposits in the Company's Kirkland Lake camp

■	Odyssey mine at Canadian Malartic – At Odyssey South, record quarterly mining rates and gold production were achieved at approximately 3,750 tpd and 22,300 ounces of gold, respectively. In the second quarter of 2024, ramp development continued to exceed the Company's target, reaching the third production level at East Gouldie at a depth of 832 metres as at June 30, 2024. Shaft sinking advanced at an average rate of 2.5 metres per day and reached a depth of 680 metres as at June 30, 2024. Surface construction is progressing as planned, with a focus on the main hoist building, phase two of the paste plant and the operations complex

●	Approval of a supplemental exploration budget of $50.0 million – The Company's exploration program returned positive results in the first half of 2024 at Canadian Malartic, Detour Lake and Hope Bay, showing excellent potential to identify additional mineral resources. These results support increased budgets approved by the Company for the second half of 2024.

○	East Gouldie at Odyssey mine – Recent exploration drilling continued to return good results in the eastern and western extensions of the East Gouldie deposit including 4.5 grams per tonne ("g/t") gold over 6.5 metres at 1,571 metres depth approximately 770 metres east of the current mineral reserves and 2.5 g/t gold over 30.0 metres at 1,473 metres depth and 85 metres west of the current mineral reserves. The results from the ongoing exploration program are anticipated to have a positive impact on the mineral resource estimate at year-end 2024

○	Detour Lake underground – Infill drilling into the high-grade corridor in the West Pit zone continued to confirm the higher grades and mineralized structure amenable to underground mining. Highlights include 4.0 g/t gold over 22.3 metres at 413 metres depth and 4.4 g/t gold over 30.1 metres at 550 metres depth. Near the proposed exploration ramp, highlights include 20.6 g/t gold over 5.5 metres at 280 metres depth and 4.7 g/t gold over 15.6 metres at 313 metres depth

○	Madrid at Hope Bay – Exploration drilling during the second quarter of 2024 totalled 35,400 metres and continued to return strong results from infill drilling north of the Patch 7 mineral resources, including 17.0 g/t gold over 25.8 metres at 419 metres depth, 7.2 g/t gold over 8.1 metres at 559 metres depth and 5.3 g/t gold over 18.0 metres at 278 metres depth, further confirming the greater thicknesses and higher gold grades in this area compared to the rest of the Madrid deposit

●	Reconciliation Action Plan and 2023 Climate Action Report published – On July 10, 2024, the Company released its first Reconciliation Action Plan, reinforcing its commitment to reconciliation with Indigenous Peoples and communities. In addition, on July 31, 2024, the Company released its 2023 Climate Action Report. In line with the recommendations of the Task Force on Climate-related Financial Disclosures and Towards Sustainable Mining Climate Change protocol, the 2023 Climate Action Report outlines how the Company is addressing climate change risks and opportunities

●	Continued focus on shareholder returns – In the second quarter of 2024, the board of directors declared a quarterly dividend of $0.40 per share. In the second quarter of 2024, the Company also repurchased 763,043 common shares at an average share price of $65.53 for an aggregate of $50.0 million through its normal course issuer bid ("NCIB"), which was renewed in May 2024

Second Quarter 2024 Results Conference Call and Webcast Tomorrow

Agnico Eagle's senior management will host a conference call on Thursday, August 1, 2024 at 11:00 AM (E.D.T.) to discuss the Company's financial and operating results.

Via Webcast:

To listen to the live webcast of the conference call, you may register on the Company website at www.agnicoeagle.com, or directly via the link here.

Via Phone:

To join the conference call by phone, please dial 416.764.8659 or toll-free 1.888.664.6392 to be entered into the call by an operator. To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

To join the conference call by phone without operator assistance, you may register your phone number here 30 minutes prior to the scheduled start of the call to receive an instant automated call back.

Replay Archive:

Please dial 416.764.8677 or toll-free 1.888.390.0541, access code 576159#. The conference call replay will expire on September 1, 2024.

The webcast, along with presentation slides, will be archived for 180 days on the Company's website.

Second Quarter 2024 Production and Cost Results

Production and Cost Results Summary*

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Gold production (ounces)	895,838	873,204	1,774,490	1,686,017
Gold sales (ounces)	874,230	858,848	1,753,293	1,646,406
Production costs per ounce	$862	$851	$877	$828
Total cash costs per ounce	$870	$840	$885	$836
AISC per ounce	$1,169	$1,150	$1,179	$1,138

* Production and Cost Results Summary reflects Agnico Eagle's 50% interest in Canadian Malartic up to and including March 30, 2023 and 100% thereafter.

Gold Production

●	Second Quarter of 2024 – Gold production increased when compared to the prior-year period primarily due to higher production from Meadowbank and Macassa, partially offset by lower production at Fosterville

●	First Six Months of 2024 – Gold production increased when compared to the prior-year period as a result of the additional production from the acquisition of the remaining 50% of Canadian Malartic, contribution from Odyssey in the current year and increased production from Meadowbank, partially offset by lower production at Fosterville

Production Costs per Ounce

●	Second Quarter and First Six Months of 2024 – Total production costs per ounce increased when compared to the prior-year periods primarily due to higher royalties mainly arising from higher gold prices and higher production costs at Canadian Malartic related to underground mining operations, partially offset by higher gold production during the period

Total Cash Costs per Ounce

●	Second Quarter and First Six Months of 2024 – Total cash costs per ounce increased when compared to the prior-year periods primarily due to the reasons described above for the increase in production costs per ounce combined with the impact of lower gold grades at Fosterville, partially offset by higher gold production during the period

AISC per Ounce

●	Second Quarter of 2024 – AISC per ounce increased when compared to the prior-year period due to the factors causing higher total cash costs per ounce, partially offset by higher production and slightly lower sustaining capital expenditures during the period

●	First Six Months of 2024 – AISC per ounce increased when compared to the prior-year period due to the factors causing higher total cash costs per ounce and higher sustaining capital expenditures, partially offset by higher gold production during the period

Second Quarter 2024 Financial Results

Financial Results Summary

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023[6]	2024	2023[6]
Realized gold price ($/ounce)	$2,342	$1,975	$2,202	$1,935
Net income ($ millions)	$472.0	$323.7	$819.2	$2,140.6
Adjusted net income ($ millions)	$535.3	$319.3	$912.7	$590.5
EBITDA ($ millions)	$1,123.1	$883.4	$2,005.6	$3,156.3
Adjusted EBITDA ($ millions)[9]	$1,176.2	$885.2	$2,105.5	$1,625.6
Cash provided by operating activities ($ millions)	$961.3	$722.0	$1,744.5	$1,371.6
Cash provided by operating activities before changes in non-cash working capital balances ($ millions)	$986.2	$693.0	$1,763.3	$1,301.8
Capital expenditures	$407.3	$416.0	$779.3	$757.8
Free cash flow ($ millions)	$557.2	$298.4	$952.8	$563.1
Free cash flow before changes in non-cash working capital balances ($ millions)	$582.2	$269.4	$971.6	$493.3

Net income per share (basic)	$0.95	$0.66	$1.64	$4.45
Adjusted net income per share (basic)	$1.07	$0.65	$1.83	$1.23
Cash provided by operating activities per share (basic)	$1.92	$1.46	$3.50	$2.85
Cash provided by operating activities before changes in non-cash working capital balances per share (basic)	$1.97	$1.40	$3.54	$2.70
Free cash flow per share (basic)	$1.12	$0.60	$1.91	$1.17
Free cash flow before changes in non-cash working capital balances per share (basic)	$1.17	$0.55	$1.95	$1.02

Net Income

●	Second Quarter of 2024

○	Net income was $472.0 million ($0.95 per share). This result includes the following items (net of tax): non-recurring tax adjustments and foreign currency translation losses on deferred tax liabilities of $25.7 million ($0.05 per share), derivative losses on financial instruments of $14.4 million ($0.03 per share), net asset disposals losses of $11.5 million ($0.02 per share) and foreign exchange and other losses of $11.7 million ($0.02 per share)

○	Excluding the above items results in adjusted net income of $535.3 million or $1.07 per share

○	Included in net income and not adjusted above, is a non-cash stock option expense of $2.1 million (less than $0.01 per share)

○	Net income of $472.0 million in the second quarter of 2024 increased compared to net income of $323.7 million in the prior-year period primarily due to stronger mine operating margins[11] resulting from higher realized gold prices and higher sales volumes, partially offset by losses on derivative financial instruments in the current period, and higher income and mining tax expenses

6 Certain previously reported line items have been restated to reflect the final purchase price allocation related to the acquisition of the Canadian assets of Yamana Gold Inc. (the "Yamana Transaction") including the 50% of Canadian Malartic that the Company did not own.

7 Realized gold price is calculated as gold revenues from mining operations divided by the number of ounces sold.

8 For the first quarter of 2023, includes a $1.5 billion revaluation gain on the 50% interest the Company owned in Canadian Malartic prior to the Yamana Transaction on March 31, 2023.

9 "EBITDA" means earnings before interest, taxes, depreciation, and amortization. EBITDA and adjusted EBITDA are non-GAAP measures or ratios that are not standardized financial measures under IFRS. For a description of the composition and usefulness of these non-GAAP measures and a reconciliation to net income see "Note Regarding Certain Measures of Performance" below.

10 Includes capitalized exploration.

11 Operating margin is a non-GAAP measure that is not a standardized measure under IFRS. For a description of the composition and usefulness of this non-GAAP measure and a reconciliation to net income see “Note Regarding Certain Measures of Performance” below.

●	First Six Months of 2024 – Net income of $819.2 million decreased compared to the prior-year period primarily due to a remeasurement gain at Canadian Malartic in the prior period resulting from the application of purchase accounting relating to a business combination attained in stages, which requires the remeasurement of the Company's previously held 50% interest in Canadian Malartic to fair value, partially offset by higher realized gold prices and higher sales volumes

Adjusted EBITDA

●	Second Quarter of 2024 – Adjusted EBITDA increased when compared to the prior-year period primarily due to stronger mine operating margins from higher realized gold prices and higher sales volumes

●	First Six Months of 2024 – Adjusted EBITDA increased when compared to the prior-year period primarily due to the reasons set out above for net income and as a result of the acquisition of the remaining 50% of Canadian Malartic

Cash Provided by Operating Activities

●	Second Quarter and First Six Months of 2024 – Cash provided by operating activities and cash provided by operating activities before changes in non-cash working capital balances increased when compared to the prior-year periods primarily due to the reasons described above related to the increases in adjusted EBITDA

Free Cash Flow Before Changes in Non-cash Working Capital Balances

●	Second Quarter and First Six Months of 2024 – Free cash flow before changes in non-cash working capital balances was a record for the third consecutive quarter and increased when compared to the prior-year periods due to the reasons described above related to cash provided by operating activities, as well as lower additions to property, plant and mine development

Capital Expenditures

In the second quarter of 2024, capital expenditures were $362.4 million and capitalized exploration expenditures were $44.9 million, for a total of $407.3 million. Expected capital expenditures (excluding capitalized exploration) remain in line with guidance for the full year 2024. As a result of the supplemental exploration budget approved of $50.0 million and the approval of the exploration ramp construction at Detour Lake and the exploration ramp and exploration shaft construction at Upper Beaver, capitalized exploration is expected to increase to approximately $186.8 million for the full year 2024. Further details are set out in the "2024 Guidance" section below.

The following table sets out a summary of capital expenditures (including sustaining capital expenditures12 and development capital expenditures12) and capitalized exploration in the second quarter of 2024 and the first six months of 2024.

12 Sustaining capital expenditures and development capital expenditures are non-GAAP measures that are not standardized financial measures under IFRS. For a discussion of the composition and usefulness of these non-GAAP measures and a reconciliation to additions to property, plant and mine development as set out in the consolidated statements of cash flows, see "Note Regarding Certain Measures of Performance" below.

Summary of Capital Expenditures
($ thousands)
	Capital Expenditures*		Capitalized Exploration
	Three Months Ended	Six Months Ended	Three Months Ended	Six Months Ended
	Jun 30, 2024	Jun 30, 2024	Jun 30, 2024	Jun 30, 2024
Sustaining Capital Expenditures
LaRonde	$20,899	$43,823	$557	876
Canadian Malartic	28,053	55,098	—	—
Goldex	11,354	23,407	1,045	1,783
Detour Lake	61,971	111,609	—	—
Macassa	6,058	16,189	408	808
Meliadine	16,083	33,948	2,490	3,827
Meadowbank	21,560	41,502	—	—
Fosterville	7,306	12,789	—	—
Kittila	18,212	34,276	415	865
Pinos Altos	6,102	11,091	617	920
La India	—	22	—	—
Other	1,940	2,269	270	845
Total Sustaining Capital Expenditures	$199,538	$386,023	$5,802	$9,924

Development Capital Expenditures
LaRonde	$20,637	$44,726	$—	—
Canadian Malartic	43,199	79,204	874	2,192
Goldex	2,925	7,056	—	—
Detour Lake	31,315	69,074	9,547	17,099
Macassa	22,312	34,458	9,386	17,704
Meliadine	18,849	37,094	2,720	6,806
Meadowbank	—	(27)	—	—
Fosterville	9,186	18,614	3,342	6,966
Kittila	1,288	2,196	2,428	4,559
Pinos Altos	806	1,452	—	4
San Nicolás project	6,284	11,655	—	—
Other	6,051	8,016	10,813	14,525
Total Development Capital Expenditures	$162,852	$313,518	$39,110	$69,855
Total Capital Expenditures	$362,390	$699,541	$44,912	$79,779

* Excludes capitalized exploration

2024 Guidance

Production and Cost Guidance

Full year guidance remains unchanged at approximately 3.35 to 3.55 million ounces of gold, total cash costs per ounce of $875 to $925 and AISC per ounce of $1,200 to $1,250.

Capital Expenditure Guidance

Total expected capital expenditures (excluding capitalized exploration) for 2024 are still estimated to be between $1.6 billion to $1.7 billion.

Exploration Guidance

The Company's exploration and corporate development expense for 2024 is now expected to be approximately $271.4 million (compared to $230.0 million in the prior guidance). Based on positive exploration results in the first half of 2024 at Canadian Malartic, Detour Lake and Hope Bay, the Company has approved a supplemental budget of $50.0 million ($41.4 million expensed exploration and $8.6 million capitalized exploration). The supplemental exploration budget includes $16.5 million at Canadian Malartic for 84,500 metres of drilling, $10.9 million at Detour Lake for 55,000 metres of drilling (of which $8.6 million will be non-sustaining capitalized exploration expenditures) and $22.6 million at Hope Bay for 62,000 metres of drilling.

The Company's capitalized exploration expenditures are now expected to be approximately $186.8 million (compared to $110.0 million in the prior guidance). To further study and de-risk the Detour Lake underground and Upper Beaver projects, the Company has approved $100.0 million and $200.0 million investments, respectively, over approximately three years. At Detour Lake, approximately $19.6 million is forecast to be spent in 2024 related to the construction of surface facilities and site preparation. At Upper Beaver, approximately $50.0 million is forecast to be spent in 2024 related to the construction of surface facilities, site preparation and the excavation of the shaft collar (of which $15.0 million was spent in the first half of 2024).

The breakdown of the incremental budget approved in exploration expense and capitalized exploration expenditures is set out in the table below.

Estimated 2024 Mid-Point Exploration and Corporate Development Expense and 2024 Capitalized Exploration Expenditures

	Exploration and Corporate	Capitalized Exploration
($ thousands)	Development Expense	Sustaining	Non-Sustaining
Prior Guidance	$230,000	$16,500	$92,100
Incremental exploration expenditures:
Canadian Malartic	16,500	—	—
Detour Lake	2,300	—	28,200
Upper Beaver	—	—	50,000
Hope Bay	22,600	—	—
Guidance	$271,400	$16,500	$170,300

Depreciation Guidance

Depreciation and amortization expense in 2024 is now expected to be at the lower end of the guidance range of $1.56 to $1.61 billion.

Record Cash Flow Generation Continues to Enhance Investment Grade Balance Sheet Alongside Continued Commitment to Shareholder Returns

Cash and cash equivalents increased by $397.4 million when compared to the prior quarter primarily due to higher cash provided by operating activities as a result of higher revenues from higher realized gold prices and higher sales volumes.

As at June 30, 2024, the Company's long-term debt was $1,841.7 million, consistent with the prior quarter. No amounts were outstanding under the Company's unsecured revolving bank credit facility as at June 30, 2024, and available liquidity remained at approximately $2.0 billion, not including the uncommitted $1.0 billion accordion feature.

The following table sets out the calculation of net debt13, which decreased by $396.7 million when compared to the prior quarter primarily as a result of higher cash and cash equivalents.

Net Debt Summary
($ millions)
	As at	As at
	Jun 30, 2024	Mar 31, 2024
Current portion of long-term debt	$740.0	$100.0
Non-current portion of long-term debt	1,101.7	1,741.0
Long-term debt	$1,841.7	$1,841.0
Less: cash and cash equivalents	(922.0)	(524.6)
Net debt	$919.7	$1,316.4

Subsequent to June 30, 2024, the Company completed two debt repayments. On July 24, 2024, $100.0 million was repaid with cash on hand on the 2012 Series B 5.02% Senior Notes on maturity and on July 31, 2024, $150.0 million was repaid with cash on hand of the $600.0 million outstanding on the term loan facility. The remaining $450.0 million of indebtedness under the term loan facility is due and payable by April 21, 2025.

In order to maintain financial flexibility, and consistent with past practice, the Company filed a new base shelf prospectus in the second quarter of 2024. The Company has no present intention to offer securities pursuant to the base shelf prospectus and the notice set out in this paragraph does not constitute an offer of any securities for sale or an offer to sell or the solicitation of an offer to buy any securities.

Hedges

Approximately 73% of the Company's remaining estimated Canadian dollar exposure for 2024 is hedged at an average floor price providing protection above 1.34 C$/US$. Approximately 27% of the Company's remaining estimated Euro exposure for 2024 is hedged at an average floor price providing protection below 1.10 US$/EUR. Approximately 62% of the Company's remaining Australian dollar exposure for 2024 is hedged at an average floor price providing protection above 1.46 A$/US$. Approximately 21% of the Company's remaining estimated Mexican peso exposure for 2024 is hedged at an average floor price providing protection above 18.00 MXP/US$. The Company's full year 2024 cost guidance is based on assumed exchange rates of 1.34 C$/US$, 1.10 US$/EUR, 1.45 A$/US$ and 16.50 MXP/US$.

With the 2024 sealift underway at the Company’s Nunavut operations, approximately 66% of the total diesel purchases have been completed, with initial deliveries in progress. Factoring in these purchases and anticipated deliveries, approximately 40% of the Company's remaining estimated diesel exposure for 2024 is hedged at an average price of $0.76 per litre (excluding transportation and taxes), which is expected to reduce the Company's exposure to diesel price volatility in 2024. The Company's full year 2024 cost guidance is based on an assumed diesel price of $0.80 per litre (excluding transportation and taxes).

13 Net debt is a non-GAAP measure that is not a standardized financial measure under IFRS. For a description of the composition and usefulness of this non-GAAP measure and a reconciliation to long-term debt, see "Note Regarding Certain Measures of Performance" below.

The Company will continue to monitor market conditions and anticipates continuing to opportunistically add to its operating currency and diesel hedges to strategically support its key input costs. Hedging positions are not factored into 2024 or future guidance.

Shareholder Returns

Dividend Record and Payment Dates for the Third Quarter of 2024

Agnico Eagle's Board of Directors has declared a quarterly cash dividend of $0.40 per common share, payable on September 16, 2024 to shareholders of record as of August 30, 2024. Agnico Eagle has declared a cash dividend every year since 1983.

Expected Dividend Record and Payment Dates for the 2024 Fiscal Year

Record Date	Payment Date
March 1, 2024*	March 15, 2024*
May 31, 2024*	June 14, 2024*
August 30, 2024**	September 16, 2024**
November 29, 2024	December 16, 2024

*Paid

**Declared

Dividend Reinvestment Plan

Subsequent to the end of the second quarter of 2024, the Company's board of directors approved an amendment to the terms of its dividend reinvestment plan (the "DRIP") to provide the Company with the flexibility to adjust the discount provided under the DRIP to between no discount (0%) and 5%. The changes remain subject to pre-clearance by the Toronto Stock Exchange (the "TSX"). For the dividend payable on September 16, 2024 to shareholders of record as of August 30, 2024, provided the Company has received TSX pre-clearance for the amendment, the Company has determined that the discount provided for under the DRIP will be 1%. If the discount is altered or eliminated by the Company in the future, the Company will include information regarding the change in discount from such level in a news release prior to the effectiveness of the change.

For a copy of the amended and restated DRIP, which will be posted on receipt of TSX pre-clearance of the amendment, and for additional information on the Company's DRIP see: Dividend Reinvestment Plan

International Dividend Currency Exchange

For information on the Company's international dividend currency exchange program, please contact Computershare Trust Company of Canada by phone at 1.800.564.6253 or online at www.investorcentre.com or www.computershare.com/investor.

Normal Course Issuer Bid

In addition to the quarterly dividend, the Company believes that its NCIB is a flexible and complementary tool that is part of the Company's overall capital allocation program and that generates value for shareholders. The Company received approval from the TSX to renew its NCIB in May 2024, allowing the Company to purchase up to $500.0 million of its common shares, subject to a maximum of 5% of its issued and outstanding common shares. Purchases under the NCIB may continue for up to one year from the commencement day on May 4, 2024. In the second quarter of 2024, the Company repurchased 763,043 common shares for an aggregate of $50.0 million through the NCIB, totalling 1,138,043 common shares repurchased for an aggregate of $69.9 million in the first six months of 2024.

Environment, Social and Governance Highlights

Reconciliation Action Plan

On July 10, 2024, the Company released its first Reconciliation Action Plan, reinforcing its commitment to reconciliation with Indigenous Peoples and communities. To the Company's knowledge, it is the first mining company in Canada to publish a reconciliation action plan.

The Company's reconciliation efforts, which began in Canada, have now expanded globally with many of its operations and offices situated on the traditional territories of different Indigenous Peoples. Agnico Eagleʹs commitment to reconciliation with Indigenous communities is built on three fundamental principles that have shaped the Company for over 65 years: (i) doing what's right, (ii) respecting the rights of all individuals and groups, and (iii) creating value for stakeholders. These principles are reflected in the Reconciliation Action Plan, which was developed in collaboration with Indigenous communities and following consultations with over 250 employees, stakeholders and rights holders.

Organized into seven pillars that form the basis for the Company's actions, the Reconciliation Action Plan aligns with the United Nations Declaration on the Rights of Indigenous People and integrates the Company's existing Indigenous programs and initiatives into a central and comprehensive strategy aimed at delivering tangible benefits for Indigenous Peoples. It complements and strengthens the Company's ongoing efforts aimed at contributing to the economic, social and emotional well-being of Indigenous Peoples and communities.

Agnico Eagle's Reconciliation Action Plan with Indigenous Peoples is available on the Company's website at www.agnicoeagle.com or can be downloaded directly by clicking here.

Dja Dja Wurrung Agreement Signed for Fosterville

On May 13, 2024, Agnico Eagle and leaders of the Dja Dja Wurrung People ("Djaara") celebrated the signing of a historic agreement at Fosterville to develop and maintain a long-term relationship based on trust, mutual respect and collaboration. The agreement is called bakaru wayaparrangu, which means "in the middle, we all meet" in the Dja Dja Wurrung language. The agreement is the first to be established in the state of Victoria, Australia between traditional owners and a Company with an active mining operation. The agreement includes measures to increase the Djaara's involvement in activities at Fosterville including training and employment opportunities, fostering business growth and safeguarding the environment, and is complemented by annual financial contributions.

2023 Climate Action Report

On July 31, 2024, the Company released its 2023 Climate Action Report, which provides an update regarding the Company's 2023 greenhouse gas ("GHG") emissions performance, climate strategy and progress achieved towards climate goals. The report is aligned with the recommendations of the Task Force on Climate-related Financial Disclosures and Towards Sustainable Mining Climate Change protocol, and supplements the Company's 2023 Sustainability Report released in April 2024.

Highlights of the 2023 Climate Action Report include:

●	GHG Emissions Targets – Agnico Eagle remains committed to achieving Net-Zero in absolute Scope 1 and Scope 2 carbon emissions by 2050 and maintains its interim carbon reduction target of 30% by 2030 (based on a 2021 baseline)

●	Industry Leader for GHG Emissions Intensity (Scope 1 and 2) – The Company continues to be a gold industry leader with one of the lowest GHG emissions intensities amongst medium and large gold producers globally. In 2023, the Company's global average GHG emissions intensity was 0.38 tonnes of CO2 equivalent per ounce of gold produced and all 11 active operations outperformed the 2022 industry average[14]. In 2023, GHG emissions decreased by 3% compared to 2022 and 5% compared to the Company's 2021 baseline

●	Supplier Engagement – Agnico Eagle has improved its Scope 3 methodology to incorporate updated and location-specific emission factors. The Company advanced its supplier engagement program to prioritize decarbonization partnership opportunities with its global supply chain, support improved understanding and increased data availability and to inform decision-making with a view to increasing the Company's climate resilience and reducing Scope 3 emissions

●	Decarbonization Strategy – Agnico Eagle prioritizes investments in technological innovation to support decarbonization focused on (i) energy efficiency, (ii) technology transition, which includes the increased use of battery electric vehicles across multiple operations, and (iii) renewable energy usage, which includes the deployment of cleaner power supplies at operations. Pinos Altos continues to maintain its power purchase agreement to obtain solar-generated electricity, and Kittila entered into a Certificate of Origin agreement to obtain 100% of its grid energy from zero-emission sources

●	Climate Action Corporate Standard – The Company rolled out a Climate Action Corporate Standard establishing a comprehensive process to identify, assess and manage climate-related risks and opportunities across operations, provide guidance for the development of site Climate Action Plans and establish consistent GHG accounting practices for Scope 1, 2 and 3 emissions

●	Climate Transition Assessments – Transition risk assessments have been completed for each operation with the support of subject matter experts. Learnings will be used in building site resilience and in engaging with employees and communities

Agnico Eagle's 2023 Climate Action Report is available on the Company's website at www.agnicoeagle.com or can be downloaded directly by clicking here.

14 Industry average of 0.83 tonnes of CO2 equivalent for Scope 1 and 2 emissions per ounce of gold produced, as per S&P Global Market Intelligence (2022)

Update on Key Value Drivers and Pipeline Projects

Highlights on key value drivers, including Upper Beaver, Odyssey, Detour Lake underground, Hope Bay and San Nicolás are set out below. Details on certain mine expansion projects (Detour Lake mill optimization, Meliadine Phase 2 expansion and Amaruq underground) are set out in the applicable operational sections of this news release.

Upper Beaver Project

An internal evaluation of the Upper Beaver project was completed in June 2024. The study shows solid risk-adjusted economic returns for a standalone mine and mill scenario, based on a 5,000 tpd production rate. The main highlights of this study are set out below.

The forecast parameters surrounding the internal evaluation at the Upper Beaver project were based on a preliminary economic assessment, which is preliminary in nature and includes inferred mineral resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the forecast production amounts or other outcomes will be realized. The basis for the preliminary economic assessment and the qualifications and assumptions made by the Qualified Persons who undertook the preliminary economic assessment are set out in this news release. The impact of the results of the preliminary economic assessment on the results of any pre-feasibility or feasibility study in respect of Upper Beaver are described in the Appendix under "MRMR update for Upper Beaver gold-copper project" and below.

Project Description

The Upper Beaver gold-copper project is located in the township of Gauthier, in northeastern Ontario, Canada, approximately 25 kilometres to the east of the town of Kirkland Lake. It is hosted in the Kirkland Lake-Larder Lake mining district, within the Company's large Kirkland Lake camp. The district has a continuous history of mineral exploration and mining spanning more than 110 years and with an aggregate of over 42 million ounces of gold produced by various producers. The Company's property portfolio in the Kirkland Lake camp is comprised of approximately 34,000 hectares, is approximately 35 kilometres long by 17 kilometres wide and includes Macassa, the satellite Near Surface and AK deposits, all of the past producing mines along the Main Break and several other past producing mines and several gold deposits, including Upper Beaver, Upper Canada and Anoki-McBean.

The Upper Beaver deposit's gold-copper mineralization is mainly hosted in the Upper Beaver alkalic intrusive complex and the surrounding basalts it intruded, and is associated with disseminated pyrite and chalcopyrite, and magnetite-sulphide veining associated with strong magmatic-hydrothermal alteration. The mineralization occurs as elongated tabular bodies that strike northeast, dip steeply northwest and plunge 65 degrees to the northeast. The mineralization has been defined along a 400-metre strike length from surface to a depth of 2,000 metres and it remains open at depth.

The mineral reserve and mineral resource estimate at the Upper Beaver project has been updated to June 30, 2024 from the previous estimate at year-end 2023. The new estimate incorporates additional drill results, totalling 226,418 metres in 441 holes, and employs an improved mining concept with updated assumptions and drillhole database to reflect progress in the exploration program, project studies and optimization efforts. In the updated estimate, the mineral reserves have been reclassified as mineral resources that are supported by a positive internal preliminary economic assessment, which includes both indicated mineral resources and inferred mineral resources, that was completed in June 2024. As additional geotechnical fieldwork and metallurgical test work is completed through the remainder of the year, the Company anticipates that most indicated mineral resources will be converted into probable mineral reserves at year-end 2024.

A breakdown of the mineral resources used in the internal study is set out in the table below. Additional details on the Upper Beaver mineral resources at June 30, 2024 are set out in the Appendix of this news release. Additional details on the Upper Beaver mineral reserves and mineral resources at December 31, 2023, are set out in the Appendix and in the Company's news release dated February 15, 2024.

	Mineral Resources as at June 30, 2024
Category	000 Tonnes	Au (g/t)	Au (000 oz)	Cu (%)	Cu (000 tonnes)
Indicated Mineral Resources (Open Pit)	3,326	1.85	198	0.14	5
Indicated Mineral Resources (Underground)	27,550	3.66	3,242	0.24	66
Total Indicated Mineral Resources	30,876	3.47	3,440	0.23	71
Inferred Mineral Resources (Open Pit)	—	—	—	—	—
Inferred Mineral Resources (Underground)	2,959	4.13	393	0.36	11
Total Inferred Mineral Resources	2,959	4.13	393	0.36	11

The mining strategy developed for the Upper Beaver project is to mine the deposit mainly by conventional underground methods, although a small portion (approximately 10% of the mineral resource) will be mined via an open pit. The underground and open pit mines are expected to be developed within the same time frame.

Open pit operations will employ conventional methods of drilling, blasting and loading by excavator and wheel loader, with material haulage by truck to the various stockpiles, waste dump or directly to a crusher. Under current scenarios, production from the open pit is expected to occur from 2030 to 2034 at an average rate of approximately 2,000 tpd, of which 500 tpd will be stockpiled for later processing.

Current scenarios contemplate underground access through a main decline ramp as well as a shaft that is 1,220 metres deep and six metres in diameter. Four main stations are planned along the shaft, including a loading station at the bottom of the shaft. Ore and waste above 430 metres depth will be hauled to surface by trucks via the ramp. Ore and waste below 430 metres depth will be managed mainly through an ore and waste pass system and skipped to surface via the shaft. The underground mining concept is based on a long hole open stoping method, with sublevels every 30 metres and with stopes to be backfilled with paste and waste rock. The project is expected to use a combination of conventional and automated equipment, similar to what is currently used at the Company's mines in the region. Production from underground, via ramp and shaft, could begin as early as 2030 and ramp-up to an average rate of approximately 4,500 tpd in 2035.

The plant is anticipated to use a conventional milling process, including a gravity circuit and a copper flotation circuit, with a design capacity of 5,000 tpd, an average total gold recovery of 95.0% and an average copper recovery of 81.0%. A copper concentrate will be produced with an expected copper content of approximately 20%. Approximately 36% of the gold is expected to report to the copper concentrate and approximately 59% of the gold is expected to be produced in the form of gold doré. Tailings will partly be returned underground as paste fill, with the remainder being disposed on a dry stack tailings storage facility.

Located in the Abitibi region, where the Company believes it has a demonstrated competitive advantage, the Company expects the project will benefit from internal technical expertise, local workforce and other regional support and synergies, including procurement and warehousing. The Company believes its strong presence in the region lowers the execution risk for the construction and operation of the project.

The Company believes Upper Beaver has the potential to produce an annual average of approximately 210,000 ounces of gold and 3,600 tonnes of copper, with initial production possible as early as 2030. Over an expected 13-year mine life, total payable gold and copper production are expected to be approximately 2.8 million ounces and 46,300 tonnes, respectively. The total cash costs per ounce on a by-product basis and AISC per ounce on a by-product basis are expected to be approximately $592 and $733, respectively. Initial capital costs are estimated at approximately $0.9 billion. Total sustaining capital expenditures are estimated at approximately $396 million.

Using a gold price of $1,900 per ounce, and a C$/US$ foreign exchange rate of 1.34, the Upper Beaver project has an after-tax internal rate of return ("IRR") of 14% and an after-tax NPV (at a 5% discount rate) of approximately $625 million. Using a gold price of $2,300 per ounce, and a C$/US$ foreign exchange rate of 1.34, the Upper Beaver project has an after-tax IRR of 18% and an after-tax NPV (at a 5% discount rate) of approximately $1.01 billion. Additional details on the project are set out in the table below.

An agreement with local indigenous communities and environmental permits are in place for the advanced exploration phase of the project, including for the development of an exploration ramp and an exploration shaft and the collection of two bulk samples. Negotiations with indigenous communities are ongoing to establish an agreement for the production phase if a development decision is made. The Company is also advancing environmental impact assessments required for the Federal and Provincial approvals and permits that will be required for the construction and production phases following a development decision.

Upper Beaver Project Summary

(All numbers are approximate)
Estimated total production		2.8	million ounces of gold
		46.3	thousand tonnes of copper
Average metallurgical recovery		58.5%	average life of mine for gold doré
		36.5%	average life of mine for gold in concentrate
		95.0%	average life of mine total gold recovery
		81.4%	average life of mine for copper in concentrate
Copper in copper concentrate		20%
Payable metal		100%	gold doré
		96.5%	gold in concentrate
		94.6%	copper concentrate
Refining costs		$2.00	/ oz
		$275.00	/ tonne of copper concentrate
Average annual gold production	2030	84,000	oz (937kt at 2.98 g/t Au and 0.20% Cu)
	2031	175,000	oz (1,670kt at 3.48 g/t Au and 0.21% Cu)
	2032-2041 (average)	220,000	oz (1,795kt at 4.07 g/t Au and 0.26% Cu)
	2042	191,000	oz (1,475kt at 4.30 g/t Au and 0.28% Cu)
	2043	162,000	oz (1,270kt at 4.24 g/t Au and 0.28% Cu)
Royalty		3.5%	NSR
Minesite costs per tonne	2030	$151	C$/t (includes royalty)
	2031-2043 (average)	$114	C$/t (includes royalty)
Average total cash costs on a by-product basis		$592	/oz
Average AISC on a by-product basis		$733	/oz
Mine life		13	years
Capital Expenditures
Development capital	H2 2024	$35	million
	2025	$85	million
	2026	$70	million
	2027	$100	million
	2028	$360	million
	2029	$245	million
Sustaining capital	2030	$90	million
	2031-2037 (average)	$33	million
	2038-2042 (average)	$15	million
Total		$1,286	million
Reclamation Costs		$11	million
Economic Assumptions:
Gold Price		$1,900	/oz
Copper Price		$4.00	/lb ($8,819 / tonne)
USD:CAD		1.34
Effective tax rate		32%

Based on the positive result of the internal evaluation and taking a measured approach, the Company has approved a $200.0 million investment over approximately three years to further de-risk the project. With this investment, the Company intends to develop an exploration ramp and an exploration shaft to depths of 160 metres and 760 metres, respectively, to establish underground drilling platforms and to collect bulk samples from the two most representative geological zones of the Upper Beaver deposit. The exploration ramp and exploration shaft will be sized to accommodate the potential production phase and are included in the initial capital expenditures estimate of approximately $0.9 billion.

Of the $200.0 million, approximately $35.0 million is forecast to be spent in the second half 2024, related primarily to the upgrade of the access road to the site, site surface preparation, construction of site facilities and excavation of the shaft collar. Preparatory site work commenced in early 2024 and approximately $15.0 million was spent in the first half of 2024. Excavation of the ramp and shaft sinking are expected to start in the second half of 2025.

Exploration Upside

Exploration results from recent years at Upper Beaver show the potential to increase the mineral resources and to convert inferred mineral resources at depth using underground access via the proposed exploration shaft and other underground infrastructure.

In the next stage of development, a bulk sampling program is planned in the two most representative geological zones of the Upper Beaver deposit. The first bulk sample will be taken from the upper level of the deposit, which is dominated by basaltic hosting lithologies, and will have the objective of testing selective mining assumptions in this area of the deposit. The second bulk sample will be taken from the lower level of the deposit, which is dominated by intrusion-suite hosting rocks, with the objective of validating mining parameters and grade variability at greater depth.

The Company believes the Upper Beaver project holds significant growth and synergy potential. The main deposit remains open at depth, as demonstrated by historical hole KLUB19-452W1 (presented in the Company's news release dated April 25, 2019), which intersected 7.6 g/t gold and 0.36% copper over 3.4 metres at 1,983 metres depth and 1.2 g/t gold and 1.39% copper over 7.1 metres at 2,041 metres depth, approximately 300 metres down plunge from the nearest mineral resource block.

Additionally, multiple intrusions of similar nature to that associated with the emplacement of the Upper Beaver deposit have been identified in the immediate vicinity of the project. These intrusions are undergoing early-stage exploration efforts with the objective of developing targets for future regional diamond drilling programs.

[Upper Beaver – Composite Longitudinal Section]

Regional Potential

As a part of an Ontario regional exploration budget for 2024 totalling $13.5 million for 19,400 metres of drilling, a planned surface exploration campaign has included drill holes to test the deep extensions of the Main Break east of the underground infrastructure of the SMC at Macassa and below historical mining levels of the Kirkland Lake camp to provide support for future underground exploration drifts.

Opportunities for future synergies in the Kirkland Lake camp include multiple known deposits owned by the Company. The nearest deposit to Upper Beaver is the Upper Canada past-producing gold mine, which lies 6 kilometres west-southwest. As at December 31, 2023, Upper Canada was estimated to contain 10.4 million tonnes of indicated mineral resources grading 2.15 g/t gold for 722,000 ounces of gold and 18.6 million tonnes of inferred mineral resources grading 3.11 g/t gold for 1.9 million ounces of gold, in open pit and underground mineral resources.

The Anoki-McBean deposits lie 6.5 kilometres southwest of Upper Beaver and host indicated mineral resources of 3.9 million tonnes grading 2.77 g/t gold for 349,000 ounces of gold and inferred mineral resources of 867,000 tonnes grading 3.84 g/t gold for 107,000 ounces of gold as at December 31, 2023.

Several other historical mineralized occurrences in the Kirkland Lake camp warrant additional exploration with the objective of potentially providing future mill feed at either Macassa and/or the Upper Beaver project, while benefiting from synergies with existing or future mining operations.

560000
580000
600000
5335000
5320000
Victoria Lake
Upper Beaver
Bidgood
King Kirkland
Macassa Mine
Kirkland Lake
Upper Canada
Cadillac
Larder Lake
Break
Near Surface
Amalgamated Kirkland
Munro
Anoki-McBean
Larder Lake
Rouyn
Val-d'Or
Trois-Rivières
Montréal
Ottawa
North Bay
Sudbury
Toronto
Gold deposit
Intrusive rocks
Metamorphic rocks
Volcanic rocks
Sedimentary & volcanic rocks
Sedimentary rocks
Historic shafts
Lakes & streams
Fault / Major fault
Agnico Eagle property
Hwy & roads
Railway
0
5
10 km
Coordinate System: NAD 1983 UTM Zone 17N

[Kirkland Lake Regional – Property and Geology Map]

Odyssey Project

In the second quarter of 2024, ramp development continued to exceed targets, reaching the third production level of East Gouldie (a depth of 832 metres) as at June 30, 2024. Equipment remotely tele-operated from surface (scoops, trucks, jumbos and cable bolters) has helped maintain the development performance, offsetting the increase in depth. The Company continued to develop the main ventilation system, with the completion of the future exhaust raise between levels 26 and 36 and the development of the fresh air ramp between Odyssey South and East Gouldie.

In the second quarter of 2024, shaft sinking activities advanced at an average rate of 2.5 metres per day, slightly ahead of target, and as at June 30, 2024, the shaft reached a depth of 680 metres. The pre-sinking of the shaft between levels 54 and 66 was completed in the second quarter and the remainder of the shaft will be excavated by conventional sinking methods. The excavation of station 54 was completed in the quarter and the excavation of the temporary loading pocket between levels 60 and 64 is ongoing, with construction expected to be initiated in September 2024 and commissioning expected in mid-2025.

Surface construction progressed as planned and on budget in the second quarter of 2024. Areas of focus included the main hoist building, phase 2 of the paste plant (to expand capacity to 20,000 tpd) and the operational complex. At the main hoist building, installation of the mechanical components of the service hoist was completed in the second quarter of 2024 and the installation of the electrical components and controls is ongoing. The conceptual engineering for the paste plant expansion was completed in the second quarter of 2024 and detailed engineering has started. The contractor for the construction of the main office and service building was selected and is expected to be on site in the third quarter of 2024 with construction expected to be completed by the end of 2025.

Exploration drilling at Odyssey totalled 24,182 metres during the second quarter (50,442 metres during the first half of 2024) with seven underground drill rigs and six surface drill rigs in operation, primarily targeting the East Gouldie and Odyssey deposits.

Drilling into the lower eastern extension of the East Gouldie mineralized envelope produced highlights that included: hole MEX24-311 returning 4.5 g/t gold over 6.5 metres at 1,571 metres depth, 770 metres east of the East Gouldie mineral reserves; hole MEX24-311Z returning 8.7 g/t gold over 3.8 metres at 1,687 metres depth, approximately 110 metres below hole MEX24-311; and hole MEX23-310ZA returning 2.3 g/t gold over 15.3 metres at 1,694 metres depth, 410 metres east of the mineral reserves.

The drilling remains on track to achieve a 150-metre drill spacing in an area that spans over 900 metres in strike length and 700 metres in elevation in the eastern extension of East Gouldie, with the objective of adding new inferred mineral resources for year-end 2024.

Drilling into a previously untested gap in the western extension of the East Gouldie deposit also intersected significant results, with hole MEX24-312 returning 2.5 g/t gold over 30.0 metres at 1,473 metres depth, 85 metres west of the East Gouldie mineral reserves; and hole MEX24-312Z returning 2.2 g/t gold over 10.5 metres at 1,414 metres depth, 260 metres west of the mineral reserves. These results are anticipated to have a positive impact on the mineral resource estimate at year-end 2024.

At a shallower depth, hole MEX24-314 intersected 2.8 g/t gold over 11.4 metres at 335 metres depth, including 9.8 g/t gold over 2.0 metres at 329 metres depth, in a potential extension of the East Malartic deposit. Follow-up drilling is planned in this new area of interest before the end of the year.

Selected recent drill intercepts from the East Gouldie and East Malartic deposits at the Odyssey mine are set out in the table and composite longitudinal section below.

Drill hole	Deposit	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
MEX23-310ZA	East Gouldie	1,928.1	1,945.4	1,694	15.3	2.3	2.3
MEX24-311	East Gouldie	1,890.5	1,897.5	1,571	6.5	4.5	4.5
MEX24-311Z	East Gouldie	1,971.3	1,975.7	1,687	3.8	8.7	8.7
MEX24-312	East Gouldie	1,634.0	1,666.4	1,473	30.0	2.5	2.5
MEX24-312Z	East Gouldie	1,626.8	1,638.0	1,414	10.5	2.2	2.2
MEX24-314	East Malartic	421.0	441.0	335	11.4	2.8	2.8
including		421.0	424.5	329	2.0	9.8	9.8

*Results from East Gouldie and East Malartic use capping factors of 20 g/t gold and 40 g/t gold, respectively.

[Odyssey mine – Composite Longitudinal Section]

Based on the positive results from the exploration program near the Odyssey mine during the first half of 2024, the Company has approved a supplemental exploration budget of $12.0 million for 68,000 metres of near-mine drilling during the second half of the year. The objective is to further expand the East Gouldie deposit footprint laterally and add inferred mineral resources in support of a potential future Shaft #2 and the broader "Fill the Mill" strategy at the Canadian Malartic complex.

In addition, the regional exploration program at Canadian Malartic is receiving a supplemental exploration budget of $4.5 million for 16,500 metres of additional drilling during the second half of 2024, to further investigate the eastern portion of the Canadian Malartic property package in support of the Fill the Mill strategy.

These supplemental budgets are in addition to the Company's previously disclosed exploration budget for 2024 at Canadian Malartic of approximately $20.4 million for 137,000 metres of drilling at Odyssey and at regional targets.

Detour Lake

On June 19, 2024, the Company released the results of a technical study reflecting the potential for a concurrent underground operation to accelerate access to higher grade ore and to increase annual production to approximately one million ounces for 14 years starting in 2030 (see the Company's news release dated June 19, 2024).

The technical study assumed an underground mining rate of approximately 11,200 tpd (equivalent to 4.0 million tonnes per annum ("Mtpa")) starting in 2030, combined with a mill expansion to 79,450 tpd (equivalent to 29 Mtpa) starting in 2028. Annual production is expected to increase by approximately 43% or 300,000 ounces of gold per year, from 2030 to 2043 to approximately one million ounces per year when compared to average annual production in years 2024 to 2029. The underground project and mill throughput optimization to 29 Mtpa are expected to generate an after-tax IRR of approximately 18% using a gold price assumption of $1,900 per ounce and a C$/US$ foreign exchange rate of 1.34. At a gold price assumption of $2,300 per ounce and a C$/US$ foreign exchange rate of 1.34, the underground project and mill throughput optimization to 29 Mtpa are expected to generate an after-tax IRR of approximately 25%.

Based on strong risk-adjusted returns for the Detour Lake underground project, the Company has approved a $100.0 million investment over approximately three years to develop a 2.0-kilometre exploration ramp to a depth of 270 metres in order to collect a bulk sample and to facilitate infill and expansion drilling of the current underground mineral resource. Approximately $19.6 million is forecast to be spent in the second half of 2024 related to the construction of surface facilities and site preparation.

Exploration drilling at Detour Lake during the second quarter of 2024 totalled 72,000 metres (130,000 metres during the first half of 2024), including infill drilling into the newly defined high-grade corridor at underground depths in the West Pit zone and infill drilling into the West Pit Extension zone at underground depths immediately west of the West Pit mineral resources and next to the proposed exploration ramp for the underground project.

In the high-grade corridor in the West Pit zone, highlights included: hole DLM24-843 returning 4.0 g/t gold over 22.3 metres at 413 metres depth, including 18.7 g/t gold over 2.1 metres at 414 metres depth; hole DLM24-874 returning 2.5 g/t gold over 10.3 metres at 291 metres depth and 4.4 g/t gold over 30.1 metres at 550 metres depth, including 17.6 g/t gold over 3.9 metres at 557 metres depth; and hole DLM24-897E returning 26.9 g/t gold over 2.8 metres at 235 metres depth and 3.3 g/t gold over 11.1 metres at 261 metres depth.

To the west in the West Pit zone near the proposed exploration ramp, highlights included: hole DLM24-873 returning 37.3 g/t gold over 3.5 metres at 282 metres depth; and hole DLM24-930A returning 20.6 g/t gold over 5.5 metres at 280 metres depth and 1.8 g/t gold over 60.5 metres at 348 metres depth.

From infill drilling into the West Pit Extension zone, highlights included: hole DLM24-884 returning 4.3 g/t gold over 22.5 metres at 429 metres depth, including 24.5 g/t gold over 3.5 metres at 432 metres depth, and 3.7 g/t gold over 13.4 metres at 551 metres depth; hole DLM24-895AW returning 28.8 g/t gold over 3.6 metres at 570 metres depth; and hole DLM24-873 returning 37.3 g/t gold over 3.5 metres at 282 metres depth.

Selected recent drill intercepts from the West Pit Underground and West Pit Extension zones at Detour Lake are set out in the table and composite longitudinal section below.

Drill hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)*
DLM24-839	West Pit Extension	353.0	362.0	321	7.2	5.2
and	West Pit Extension	395.0	419.4	365	19.6	3.9
including		398.0	402.0	358	3.2	12.6
DLM24-843	West Pit Underground	505.8	530.3	413	22.3	4.0
including		519.2	521.5	414	2.1	18.7
DLM24-851	West Pit Extension	350.0	392.3	318	36.1	2.6
including		375.3	378.7	323	2.9	23.5
DLM24-855	West Pit Extension	481.9	509.0	433	22.8	2.4
including		486.0	495.0	429	7.6	5.1
DLM24-860	West Pit Extension	583.9	619.0	524	30.2	2.2
including		583.9	598.0	515	12.1	4.4
DLM24-870	West Pit Underground	207.6	228.0	182	17.7	3.3
including		221.1	225.0	186	3.4	11.0
DLM24-871	West Pit Underground	378.5	396.0	313	15.6	4.7
including		378.5	383.6	309	4.5	13.6
DLM24-873	West Pit Underground	346.1	350.0	282	3.5	37.3
DLM24-874	West Pit Underground	385.0	396.0	291	10.3	2.5
and		764.0	795.0	550	30.1	4.4
including		789.0	793.0	557	3.9	17.6
DLM24-884	West Pit Underground	526.3	551.0	429	22.5	4.3
including		540.6	544.4	432	3.5	24.5
and	West Pit Underground	696.0	710.5	551	13.4	3.7
DLM24-891C	West Pit Underground	635.0	662.0	562	23.4	1.7
including		650.8	662.0	569	9.7	3.4
DLM24-895AW	West Pit Extension	676.0	680.0	570	3.6	28.8
DLM24-897E	West Pit Underground	305.0	308.0	235	2.8	26.9
and	West Pit Underground	336.0	348.0	261	11.1	3.3
DLM24-899A	West Pit Extension	578.0	595.9	495	15.8	4.4
DLM24-903	West Pit Extension	403.0	418.0	344	13.2	3.6
and		438.0	446.8	369	7.8	12.8
DLM24-908E	West Pit Underground	727.0	775.0	576	45.6	2.1
including		764.0	774.0	589	9.5	6.5
and	West Pit Underground	791.0	819.0	613	26.7	2.1
including		800.0	808.0	612	7.6	5.5
DLM24-911A	West Pit Extension	722.3	750.2	636	24.6	2.4
including		730.9	734.0	633	2.7	13.9
and	West Pit Extension	761.0	792.0	668	27.4	2.4
including		779.8	782.9	672	2.7	16.8
and	West Pit Extension	827.6	835.0	711	6.6	9.5
DLM24-916W	West Pit Extension	460.7	498.1	408	32.2	3.2
including		486.8	491.7	416	4.2	12.8
DLM24-923	West Pit Extension	603.4	630.0	520	23.2	3.3
including		603.4	606.5	520	2.7	17.4
DLM24-927	West Pit Extension	445.8	450.7	375	4.3	15.7
DLM24-930A	West Pit Underground	349.0	355.0	280	5.5	20.6
and	West Pit Underground	411.0	476.4	348	60.5	1.8

*Results from Detour Lake are uncapped.

[Detour Lake – Composite Longitudinal Section]

Further details on the mine-site and regional exploration programs at Detour Lake in 2024 are set out in the Detour Lake-focused news release dated June 19, 2024.

With the success of the exploration program at Detour Lake during the first half of the year, the Company has approved a supplemental exploration budget of $10.9 million for 55,000 metres of drilling during the second half of 2024 to infill and expand the underground high-grade corridor to accelerate the de-risking of the underground project. This is in addition to the previously disclosed exploration budget for 2024 at Detour Lake of $27.7 million for 160,000 metres of drilling.

Hope Bay – Step-Out Drilling Continues to Extend Madrid's High-Grade Patch 7 Zone at Depth and Laterally

Exploration drilling at Hope Bay during the second quarter of 2024 totalled 35,400 metres (66,100 metres during the first half of 2024) and continued to return strong results at the Madrid deposit within the Patch 7 zone and in the gap area between the Patch 7 and Suluk zones.

Infill drilling into the high-grade shoot immediately north of the Patch 7 mineral resource was highlighted by hole HBM24-206A returning 26.7 g/t gold over 2.8 metres at 405 metres depth, including 75.0 g/t gold over 0.9 metres at 404 metres depth, and 17.0 g/t gold over 25.8 metres at 419 metres depth, including 35.6 g/t gold over 6.5 metres at 412 metres depth; hole HBM24-207 returning 7.2 g/t gold over 8.1 metres at 559 metres depth, including 8.7 g/t gold over 4.5 metres at 558 metres depth; and hole HBM24-209 returning 30.8 g/t gold over 2.4 metres at 559 metres depth.

The high-grade shoot remains open both up-plunge and down-plunge with significant potential for mineral resource expansion.

This emerging new mineralized area continues to show excellent continuity as well as grades and thicknesses greater than average for the Madrid deposit. It is anticipated that the drilling program in this area in 2024 will have positive impacts on the mineral resource estimate at year-end 2024 and on mining scenarios for potential project redevelopment.

At shallower depths in the same area of Patch 7, hole HBM24-191 returned 9.7 g/t gold over 6.3 metres at 242 metres depth and hole HBM24-201 returned 5.3 g/t gold over 18.0 metres at 278 metres depth. Drilling in this shallower area is confirming the presence of the same structures and favourable host rocks encountered in the main Patch 7 mineral resources located several hundred metres to the south.

Exploration during the second quarter also included widely spaced, expansion drilling at greater depth approximately 600 metres to the north in the largely untested gap area between the Patch 7 and Suluk zones, highlighted by hole HBM24-177B returning 9.5 g/t gold over 8.6 metres at 750 metres depth, including 15.5 g/t gold over 3.7 metres at 753 metres depth; and hole HBM24-183 returning 14.1 g/t gold over 5.0 metres at 577 metres depth, including 25.1 g/t gold over 2.3 metres at 575 metres depth.

Selected recent drill intercepts from the Patch 7 zone at the Madrid deposit are set out in the table and composite longitudinal section below.

Drill hole	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
HBM24-177B	864.5	883.8	750	8.6	9.5	9.5
including	873.9	882.0	753	3.7	15.5	15.5
HBM24-183	684.4	693.5	577	5.0	19.0	14.1
including	684.4	688.6	575	2.3	35.8	25.1
HBM24-188	609.4	633.6	475	15.2	5.6	5.6
including	611.0	620.0	471	5.7	4.6	4.6
including	626.0	633.6	481	4.8	10.9	10.9
HBM24-189	552.3	581.8	443	12.7	6.0	6.0
including	552.3	575.2	441	9.9	6.9	6.9
HBM24-191	289.1	297.0	242	6.3	9.7	9.7
HBM24-201	357.0	375.0	278	18.0	10.8	5.3
HBM24-206A	529.0	532.0	405	2.8	28.0	26.7
including	529.0	530.0	404	0.9	79.0	75.0
and	539.1	566.0	419	25.8	20.8	17.0
including	539.1	546.0	412	6.5	50.7	35.6
HBM24-207	634.8	651.0	559	8.1	7.2	7.2
including	637.1	646.1	558	4.5	8.7	8.7
HBM24-209	643.0	646.0	559	2.4	53.7	30.8

*Results from the Madrid deposit at Hope Bay use a capping factor ranging from 50 g/t to 75 g/t gold depending on the mineralized domain.

[Madrid Deposit at Hope Bay – Composite Longitudinal Section]

Given the positive drill results at Madrid during the first half of 2024, the Company has approved a supplemental exploration budget at Hope Bay for the second half of 2024 of $22.6 million for an additional 62,000 metres of drilling to infill and expand Patch 7 to accelerate mineral reserve addition in advance of a potential project decision in 2025-26. This is in addition to the previously disclosed budget for 2024 at the Hope Bay project of $22.0 million for 50,000 metres of drilling.

In early July, the Company finalized an asset purchase agreement with North Arrow Minerals Inc. to acquire a 100% interest in the Oro gold property in the northeastern extension of the Hope Bay gold belt for a cash consideration of C$1.75 million. The Oro property comprises 4,103 hectares consisting of five leases with multiple, historical near-surface gold mineralization occurrences.

San Nicolás Copper Project

In the second quarter of 2024, Minas de San Nicolás continued engagement with government and stakeholders in support of the permit review and continued to advance feasibility study work, with plans to initiate detailed engineering in the first half of 2025. The Minas de San Nicolás team submitted the change of land use permit application ("ETJ") on June 14, 2024 and a Supplementary Information Package in response to the regulator's enquiries on their MIA-R permit application ("EIA") on July 5, 2024. Project approval is expected to follow, subject to receipt of permits and the results of the feasibility study.

ABITIBI REGION, QUEBEC

LaRonde – Strong Operational Performance Driven by Higher Grades; Automation Initiatives at LaRonde Zone 5 Continue to Exceed Targets

	Three Months Ended June 30,		Six Months Ended June 30,
LaRonde – Operating Statistics	2024	2023	2024	2023
Tonnes of ore milled (thousands of tonnes)	680	660	1,360	1,368
Tonnes of ore milled per day	7,473	7,253	7,473	7,558
Gold grade (g/t)	4.05	3.82	3.73	3.77
Gold production (ounces)	82,334	76,780	150,698	156,387
Production costs per tonne (C$)	$128	$174	$158	$145
Minesite costs per tonne (C$)[15]	$157	$151	$157	$154
Production costs per ounce	$775	$1,117	$1,051	$944
Total cash costs per ounce	$816	$884	$929	$922

Gold Production

●	Second Quarter of 2024 – Gold production increased when compared to the prior-year period primarily due to a higher volume of ore mined and milled driven by strong operational performance and higher gold grades as expected under the mining sequence, partially offset by lower recovery

●	First Six Months of 2024 – Gold production decreased when compared to the prior-year period due to lower gold grades and a lower volume of ore milled

Production Costs

●	Second Quarter of 2024 – Production costs per tonne decreased when compared to the prior-year period primarily due to the higher volume of ore milled in the current period, partially offset by the timing of inventory sales and higher milling and royalty costs at the LaRonde mine. Production costs per ounce decreased when compared to the prior-year period primarily due to higher gold grades and lower production costs per tonne

●	First Six Months of 2024 – Production costs per tonne increased when compared to the prior-year period primarily due to stockpile consumption, the timing of inventory sales, higher milling and royalty costs at the LaRonde mine and lower volumes of ore milled. Production costs per ounce increased when compared to the prior-year period primarily due to higher production costs per tonne and lower gold grades

15 Minesite costs per tonne is a non-GAAP measure that is not standardized under IFRS and is reported on a per tonne of ore milled basis. For a description of the composition and usefulness of this non-GAAP measure and a reconciliation to production costs see "Note Regarding Certain Measures of Performance" below.

Minesite and Total Cash Costs

●	Second Quarter of 2024 – Minesite costs per tonne increased when compared to the prior-year period primarily due to higher milling and royalty costs at the LaRonde mine, partially offset by higher volume of ore milled. Total cash costs per ounce decreased when compared to the prior-year period primarily due to higher gold grades, partially offset by higher minesite costs per tonne

●	First Six Months of 2024 – Minesite costs per tonne increased when compared to the prior-year period primarily due to stockpile consumption and higher milling and royalty costs and lower volume of ore milled. Total cash costs per ounce increased when compared to the prior-year period primarily due to lower gold grades and higher minesite costs per tonne

Highlights

●	Gold production in the quarter was higher than forecast as a result of higher grades and higher volume milled

●	The Company continued its automation initiatives at the LaRonde zone 5 mine ("LZ5") and exceeded its automation target by 22%. Approximately 1,800 tpd were moved during the quarter through automated scoops and trucks, which contributed to the strong overall performance of the site at an average 3,450 tpd

●	The LZ5 processing facility was placed on care and maintenance during the third quarter of 2023 and is on track to restart in the third quarter of 2024. During the downtime, the Company continues to overhaul the facility's leach tanks and is refurbishing the ore silo. Ore from LZ5 will continue to be processed at the LaRonde mill until the restart of the LZ5 processing facility

●	A shutdown was scheduled for the third quarter of 2024 for 14 days at the LaRonde mine and 11 days at the LaRonde mill and was completed in July

●	On June 24, 2024, a seismic event of magnitude 4.1 on the Richter scale, occurred at the LaRonde mine. Safety protocols were followed, the mine was evacuated and no workers were injured. The dynamic ground support performed as designed. While the mine was shutdown for approximately two days, the mill continued to operate at normal levels using surface stockpiles. Site-specific expertise in mitigating seismic risk has been developed by the Company over many years of operations at LaRonde. The Company's objective remains to address the seismic risk by continuously improving mitigation measures to keep a safe work environment while maintaining reasonable production rates. These mitigation measures include non-entry protocols, dynamic ground support and, increasingly, remote operation from surface

●	At the LaRonde mill, the focus remained on improving mill recoveries by optimizing the blending of ore from the LaRonde mine, 11-3 zone, LZ5, Goldex and Akasaba West

●	During the quarter, LaRonde was recognized for environmental and social performance, receiving the following awards:

◦	TSM Excellence Award from the Mining Association of Canada for the transition to filtered tailings management – this award acknowledges innovative projects and initiatives that support sustainable development

◦	Community relations award from the Quebec Mining Association ("QMA") – recognition of the collaboration agreement with the Abitibiwinni First Nations and the Nikan Project, which facilitates integration and retention of Indigenous workers

Canadian Malartic – Higher Tonnes Milled Drive Strong Production; Record Development Metres and Production from Odyssey South

	Three Months Ended June 30,		Six Months Ended June 30,
Canadian Malartic – Operating Statistics*	2024	2023	2024	2023
Tonnes of ore milled (thousands of tonnes)	5,182	4,882	10,355	9,406
Tonnes of ore milled per day	56,945	53,648	56,896	51,967
Gold grade (g/t)	1.17	1.22	1.19	1.21
Gold production* (ounces)	180,871	177,755	367,777	258,440
Production costs per tonne (C$)	$38	$40	$35	$38
Minesite costs per tonne (C$)	$42	$39	$42	$39
Production costs per ounce	$798	$811	$737	$780
Total cash costs per ounce	$871	$772	$860	$779

* Gold production reflects Agnico Eagle's 50% interest in Canadian Malartic up to and including March 30, 2023 and 100% interest thereafter. Tonnage of ore milled is reported on a 100% basis for both periods.

Gold Production

●	Second Quarter of 2024 – Gold production increased when compared to the prior-year period primarily due to higher throughput resulting from strong operational performance at the Barnat pit and Odyssey mine, partially offset by lower gold grades from increased ore sourced from the low-grade stockpile

●	First Six Months of 2024 – Gold production increased when compared to the prior-year period due to the increase in the Company's ownership percentage between periods from 50% to 100% as a result of the closing of the acquisition of the Yamana Transaction and higher throughput, partially offset by lower gold grades resulting from increased ore sourced from the low-grade stockpile

Production Costs

●	Second Quarter of 2024 – Production costs per tonne decreased when compared to the prior-year period primarily due to a higher volume of ore milled and the timing of inventory adjustments during the comparative period. Production costs per ounce decreased when compared to the prior-year period due to more ounces of gold produced in the current period

●	First Six Months of 2024 – Production costs per tonne decreased when compared to the prior-year period primarily due to a higher volume of ore milled and the timing of inventory adjustments during the comparative period. Production costs per ounce decreased when compared to the prior-year period due to lower production costs per tonne, partially offset by lower gold grades in the current period

Minesite and Total Cash Costs

●	Second Quarter of 2024 – Minesite costs per tonne increased when compared to the prior-year period due to the milling of low-grade stockpiles and higher royalty costs during the quarter, partially offset by higher volume of ore milled. Total cash costs per ounce increased when compared to the prior-year period primarily due to the same factors that resulted in higher minesite costs per tonne and lower gold grades in the current period

●	First Six Months of 2024 – Minesite costs per tonne increased when compared to the prior-year period due to the consumption of low-grade stockpiles and higher royalty costs, partially offset by higher volume of ore milled. Total cash costs per ounce increased when compared to the prior-year period primarily due to the same factors that resulted in higher minesite costs per tonne and lower gold grades in the current period

Highlights

●	Higher mill throughput, higher gold grades from the Barnat pit due to mine sequencing and higher mill recoveries than planned, along with the record production from Odyssey, resulted in better than planned quarterly gold production at Canadian Malartic

●	At Odyssey South, total metres developed during the quarter were a record at 3,870 metres. Gold production and mining rate were above plan at approximately 22,300 ounces of gold and 3,750 tpd, respectively. The strong operational performance was supported by higher than planned equipment availability and the addition of 65 tonne haulage trucks

●	Stope reconciliation at Odyssey South remains positive, primarily from the contribution of the internal zones, which resulted in approximately 13% more ounces of gold produced than anticipated during the second quarter

●	At the Canadian Malartic pit, the Company continued the construction of the central berm (approximately 95% complete at June 30, 2024) in preparation for in-pit tailings disposal, which began in July 2024

●	An extended shutdown at the Canadian Malartic mill is planned for the third quarter of 2024 totalling 10 days (approximately an additional 5 days from the original plan) due to the acceleration of maintenance work on the tailings thickener drive assembly

●	An update on the Odyssey mine development, construction and exploration highlights is set out in the Update on Key Value Drivers and Pipeline Projects section above

●	During the quarter, Canadian Malartic was recognized for its health and safety performance and received the following awards:

◦	John T. Ryan Eastern Canada Regional Safety award from the Canadian Institute of Mining, Metallurgy and Petroleum – awarded to an open pit mine which experienced the lowest reportable injury frequency in the previous year

◦	F.J. O'Connell surface operations award from the QMA – recognizing workplace health and safety performance of QMA members

Goldex – Record Tonnage Milled Since Re-Start in 2013; Production from Deep 2 Zone Commenced

	Three Months Ended June 30,		Six Months Ended June 30,
Goldex Complex – Operating Statistics	2024	2023	2024	2023
Tonnes of ore milled (thousands of tonnes)	765	761	1,525	1,459
Tonnes of ore milled per day	8,407	8,363	8,379	8,061
Gold grade (g/t)	1.62	1.74	1.63	1.74
Gold production (ounces)	33,750	37,716	68,138	71,739
Production costs per tonne (C$)	$59	$50	$59	$52
Minesite costs per tonne (C$)	$60	$51	$60	$51
Production costs per ounce	$980	$747	$973	$781
Total cash costs per ounce	$864	$776	$906	$792

Gold Production

●	Second Quarter of 2024 – Gold production decreased when compared to the prior-year period primarily due to lower average gold grades resulting from increased ore sourced from Akasaba West

●	First Six Months of 2024 – Gold production decreased when compared to the prior-year period primarily due to lower average gold grades resulting from increased ore sourced from Akasaba West, partially offset by a higher volume of ore processed

Production Costs

●	Second Quarter and First Six Months of 2024 – Production costs per tonne increased when compared to the prior-year periods primarily due to higher underground production costs, higher open pit mining costs, higher milling costs and a lower deferred stripping adjustment associated with the Akasaba West project, partially offset by higher volume of ore milled. Production costs per ounce increased when compared to the prior-year periods due to the same factors that resulted in higher production costs per tonne and lower gold grades

Minesite and Total Cash Costs

●	Second Quarter and First Six Months of 2024 – Minesite costs per tonne increased when compared to the prior-year periods due to the same reasons outlined above for the higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year periods due to the same reasons outlined above for the higher production costs per ounce

Highlights

●	Solid gold production during the quarter was driven by record mill throughput since the re-start of Goldex operations in 2013, including record throughput in May of approximately 289,000 tonnes milled

●	Development of the Deep 2 zone continued to advance as planned during the quarter and began initial production in June 2024

●	During the quarter, Goldex was recognized for its health and safety performance and received the following awards:

◦	John T. Ryan National award from the Canadian Institute of Mining, Metallurgy and Petroleum – awarded to a metal mine which experienced the lowest reportable injury frequency in the previous year

◦	F.J. O'Connell award for underground operations from the QMA – recognizing the workplace health and safety performance of QMA members

ABITIBI REGION, ONTARIO

Detour Lake – Mill Throughput Improved Quarter-over-Quarter; Pathway to One Million Ounces Provided in June

	Three Months Ended June 30,		Six Months Ended June 30,
Detour Lake – Operating Statistics	2024	2023	2024	2023
Tonnes of ore milled (thousands of tonnes)	6,792	6,800	13,294	13,197
Tonnes of ore milled per day	74,637	74,725	73,044	72,912
Gold grade (g/t)	0.86	0.85	0.84	0.85
Gold production (ounces)	168,247	169,352	318,998	331,209
Production costs per tonne (C$)	$24	$22	$26	$23
Minesite costs per tonne (C$)	$26	$26	$27	$26
Production costs per ounce	$715	$666	$791	$685
Total cash costs per ounce	$791	$731	$829	$750

Gold Production

●	Second Quarter of 2024 – Gold production decreased slightly when compared to the prior-year period primarily due to lower metallurgical recovery as a result of lower grinding efficiency related to the change in grinding media during the quarter, partially offset by higher gold grades

●	First Six Months of 2024 – Gold production decreased when compared to the prior-year period primarily due to lower metallurgical recovery, mainly due to abnormal chipping of grinding media affecting grinding efficiency and lower gold grades, partially offset by higher throughput

Production Costs

●	Second Quarter of 2024 – Production costs per tonne increased when compared to the prior-year period primarily due to higher milling costs as a result of the change in grinding media in the SAG mill and higher mining costs, partially offset by stockpile build-up in the current period. Production costs per ounce increased when compared to the prior-year period due to the higher production costs per tonne, partially offset by the higher gold grades

●	First Six Months of 2024 – Production costs per tonne increased when compared to the prior-year period primarily due to higher milling costs as a result of the change in grinding media in the SAG mill and higher mining costs, partially offset by stockpile build-up in the current period and by higher volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to the same factors resulting in higher production costs per tonne and lower gold grades

Minesite and Total Cash Costs

●	Second Quarter of 2024 – Minesite costs per tonne remained unchanged when compared to the prior-year period. Total cash costs per ounce increased when compared to the prior-year period due to lower metallurgical recovery, partially offset by higher gold grades

●	First Six Months of 2024 – Minesite costs per tonne increased when compared to the prior-year period due to the same reasons outlined above that resulted in higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above that resulted in higher production costs per ounce

Highlights

●	The mill throughput rate of 74,637 tpd in the second quarter of 2024 increased when compared to the first quarter primarily due to the replacement of the defective grinding media in the SAG mill and record quarterly mill availability of 93.0%. The installation of new instrumentation in the SAG mill to optimize the load balance between the SAG mills and ball mills contributed to achieving monthly throughput performance in June 2024 of 81,324 tpd. Other initiatives that are expected to help reach the targeted rate of 76,700 tpd by the end of 2024 include the installation of a new ball mill discharge grizzly, a SAG discharge box upgrade in one of the lines and installation of variable speed drive to the secondary crushers

●	Phase 2 of the open pit was completed in the second quarter of 2024. Assembly of the new Komatsu rope shovel was approximately 80% complete as at June 30, 2024, with commissioning expected in the third quarter of 2024. The new rope shovel is expected to add increased capacity required per the life of mine plan and will replace a diesel shovel of lower capacity

●	Metallurgical recovery remained below plan in the second quarter of 2024 as a result of lower grinding efficiency related to the change in grinding media. The Company continues to work with its suppliers to optimize the grinding efficiency in the SAG mill and has scheduled further tests of new grinding media in the third quarter of 2024

●	The expansion of the mine maintenance shop to support increased mining rates and a larger production fleet is ongoing. The new mining service facility is expected to be completed in 2025

●	An upgrade of the 230kV main substation is planned to improve the power quality at the mine and improve the site readiness for potential projects such as the Detour Lake underground and mill expansion. The engineering was completed and all long lead items were ordered in the second quarter of 2024. The upgrades related to power quality are expected to be completed in 2024 and those related to improving site readiness for future projects are expected in 2025

●	An update on the underground project study and exploration results is set out in the Update on Key Value Drivers and Pipeline Projects section above

Macassa – Consecutive Quarters of Record Mill Throughput; Continued Productivity Improvements from Workforce Ramp-Up and Equipment Availability

	Three Months Ended June 30,		Six Months Ended June 30,
Macassa – Operating Statistics	2024	2023	2024	2023
Tonnes of ore milled (thousands of tonnes)	152	112	286	199
Tonnes of ore milled per day	1,670	1,231	1,571	1,099
Gold grade (g/t)	13.44	16.16	14.77	19.29
Gold production (ounces)	64,062	57,044	132,321	121,159
Production costs per tonne (C$)	$459	$464	$470	$519
Minesite costs per tonne (C$)	$476	$503	$484	$539
Production costs per ounce	$797	$676	$746	$631
Total cash costs per ounce	$833	$747	$770	$672

Gold Production

●	Second Quarter and First Six Months of 2024 – Gold production increased when compared to the prior-year periods primarily due to higher throughput as a result of productivity gains resulting from new ventilation infrastructure, improved equipment availability and the addition of ore sourced from the Near Surface deposit, partially offset by lower gold grades related to the addition of ore sourced from the Near Surface deposit

Production Costs

●	Second Quarter and First Six Months of 2024 – Production costs per tonne decreased when compared to the prior-year periods due to the higher volume of ore milled in the current periods, partially offset by higher underground development and mining costs. Production costs per ounce increased when compared to the prior-year periods due to lower gold grades and higher underground development and mining costs

Minesite and Total Cash Costs

●	Second Quarter and First Six Months of 2024 – Minesite costs per tonne decreased when compared to the prior-year periods due to the same reasons outlined above that resulted in lower production costs per tonne. Total cash costs per ounce increased when compared to the prior-year periods due to the same reasons outlined above that resulted in the higher production costs per ounce

Highlights

●	Macassa recorded its best quarterly safety performance since the merger between Agnico Eagle and Kirkland Lake Gold. The Macassa mine rescue team won first place in the Kirkland Lake District Competition and in the Ontario Provincial Mine Rescue Competition

●	During the second quarter of 2024, Macassa continued to demonstrate sustained productivity gains with record quarterly volume skipped and record quarterly mill throughput. Gold grades were lower than plan primarily due to processing more ore from the lower grade Near Surface deposit

●	At the Portal (ramp access to the Near Surface and AK deposits), production from long hole stopes in the Near Surface deposit continued in the second quarter of 2024, with volume of ore mined and milled exceeding planned targets

●	Construction of the new paste plant was 50% complete as at June 30, 2024, and is on schedule for commissioning in the first half of 2025

NUNAVUT

Meliadine – Solid Quarterly Performance Despite Earlier than Planned Caribou Migration; Phase 2 Mill Expansion Complete

	Three Months Ended June 30,		Six Months Ended June 30,
Meliadine – Operating Statistics	2024	2023	2024	2023
Tonnes of ore milled (thousands of tonnes)	421	461	917	937
Tonnes of ore milled per day	4,626	5,066	5,038	5,177
Gold grade (g/t)	6.79	6.14	6.49	6.13
Gold production (ounces)	88,675	87,682	184,400	178,149
Production costs per tonne (C$)	$278	$230	$265	$229
Minesite costs per tonne (C$)	$254	$261	$249	$250
Production costs per ounce	$969	$899	$973	$898
Total cash costs per ounce	$892	$1,019	$918	$978

Gold Production

●	Second Quarter and First Six Months of 2024 – Gold production increased when compared to the prior-year periods primarily due to higher gold grades as expected under the planned the mining sequence, partially offset by lower throughput

Production Costs

●	Second Quarter and First Six Months of 2024 – Production costs per tonne increased when compared to the prior-year periods primarily due to the timing of inventory sales, higher underground services and royalty costs and a lower volume of ore milled in the current periods, partially offset by the buildup of stockpiles. Production costs per ounce increased when compared to the prior-year periods due to the same reasons that resulted in higher production costs per tonne, partially offset by higher gold grades in the current periods

Minesite and Total Cash Costs

●	Second Quarter and First Six Months of 2024 – Minesite costs per tonne decreased when compared to the prior-year period primarily due to the buildup in stockpiles, partially offset by the lower volume of ore milled. Total cash costs per ounce decreased when compared to the prior-year period primarily due to higher gold grades and the same reasons that resulted in lower minesite costs per tonne

Highlights

●	Gold production during the quarter was slightly affected by lower throughput as a result of an earlier than anticipated caribou migration period. Given the operational downtime due to the migration, the Company took the opportunity to rehabilitate the underground ramp during this period. The Company is adapting its Caribou Readiness Plan, which includes earlier deployment of sea can barriers, crushing of ore stockpiles, and stocking of surface and underground materials, to further mitigate the impact of early caribou migration in future years

●	The mill expansion project was completed during the second quarter and commissioning is expected in the third quarter of 2024. Throughput at the mill is expected to ramp up to 6,000 tpd by year-end 2024

●	During the first quarter of 2024, the Company submitted a proposal to the Nunavut Water Board to amend the current Type A Water license to include tailings, water and waste management infrastructure at the Pump, F-zone, Wesmeg and Discovery deposits. A technical meeting with the Nunavut Water Board and meetings with the community took place during the second quarter of 2024. Public hearings are expected to take place in the third quarter of 2024. The Company now expects permits to be received in the first quarter of 2025

●	During the quarter, Meliadine was recognized for its health and safety performance and received the John T. Ryan Regional award from the Canadian Institute of Mining, Metallurgy and Petroleum for the second consecutive year – awarded to a metal mine for the Prairie Provinces and Territories which experienced the lowest reportable injury frequency in the previous year

Meadowbank – Higher Grades and Record Ore Hauling at the Underground Operations Drive Production

	Three Months Ended June 30,		Six Months Ended June 30,
Meadowbank Complex – Operating Statistics	2024	2023	2024	2023
Tonnes of ore milled (thousands of tonnes)	990	845	2,061	1,828
Tonnes of ore milled per day	10,879	9,286	11,324	10,099
Gold grade (g/t)	4.36	3.79	4.22	3.85
Gold production (ounces)	126,419	94,775	254,193	205,885
Production costs per tonne (C$)	$169	$186	$156	$181
Minesite costs per tonne (C$)	$160	$178	$155	$176
Production costs per ounce	$973	$1,240	$933	$1,202
Total cash costs per ounce	$922	$1,156	$930	$1,144

Gold Production

●	Second Quarter of 2024 – Gold production increased when compared to the prior-year period primarily due to higher throughput as operations in the prior period were affected by unplanned mill shutdowns from the caribou migration, and higher gold grades as expected under the mine plan

●	First Six Months of 2024 – Gold production increased when compared to the prior-year period primarily due to higher throughput as the comparative period was affected by unplanned downtime at the SAG mill and unplanned mill shutdowns from the caribou migration, and higher gold grades as expected under the mine plan

Production Costs

●	Second Quarter and First Six Months of 2024 – Production costs per tonne decreased when compared to the prior-year periods due to a higher volume of ore milled. Production costs per ounce decreased when compared to the prior-year periods primarily due to higher gold grades and lower production costs per tonne

Minesite and Total Cash Costs

●	Second Quarter and First Six Months of 2024 – Minesite costs per tonne decreased when compared to the prior-year periods due to the same reasons outlined above that resulted in the lower production costs per tonne. Total cash costs per ounce decreased when compared to the prior-year periods due to the same reasons outlined above that resulted in the lower production costs per ounce

Highlights

●	Gold production was higher than expected due to the operational performance at both the open pit and underground operations

●	Open pit operation continued to deliver strong haulage performance during the second quarter of 2024, achieving a monthly record in June 2024 benefiting from both increased equipment availability and shorter cycle times

●	The underground operation also had another strong quarter, setting quarterly performance records for hauling, production drilling and cemented rockfill in the second quarter of 2024. This was accomplished through continued productivity gains that demonstrated sustained improvement through the full mining cycle and increased adherence and compliance to plan

AUSTRALIA

Fosterville – Record Quarterly Ore Mined and Record Monthly Mill Throughput

	Three Months Ended June 30,		Six Months Ended June 30,
Fosterville – Operating Statistics	2024	2023	2024	2023
Tonnes of ore milled (thousands of tonnes)	234	176	406	324
Tonnes of ore milled per day	2,571	1,934	2,231	1,790
Gold grade (g/t)	9.06	14.77	9.68	16.49
Gold production (ounces)	65,963	81,813	122,532	168,371
Production costs per tonne (A$)	$237	$308	$264	$335
Minesite costs per tonne (A$)	$259	$304	$265	$321
Production costs per ounce	$558	$438	$575	$430
Total cash costs per ounce	$608	$436	$575	$416

Gold Production

●	Second Quarter and First Six Months of 2024 – Gold production decreased when compared to the prior-year periods primarily due to the lower gold grades from mine sequencing, partially offset by higher throughput

Production Costs

●	Second Quarter of 2024 – Production costs per tonne decreased when compared to the prior-year period due to a higher volume of ore mined and milled, partially offset by higher mining costs associated with the extra volume, higher royalty costs and the build-up of stockpiles. Production costs per ounce increased when compared to the prior-year period due to lower gold production, partially offset by lower production costs per tonne and the weaker Australian dollar relative to the U.S. dollar

●	First Six Months of 2024 – Production costs per tonne decreased when compared to the prior-year period due to the higher volume of ore mined and milled, partially offset by higher mining costs and higher royalty costs. Production costs per ounce increased when compared to the prior-year period due to lower gold production and the timing of inventory sales, partially offset by lower production costs per tonne and the weaker Australian dollar relative to the U.S. dollar

Minesite and Total Cash Costs

●	Second Quarter and First Six Months of 2024 – Minesite costs per tonne decreased when compared to the prior-year periods due to a higher volume of ore mined and milled, partially offset by higher mining costs associated with the extra volume and higher royalty costs. Total cash costs per ounce increased when compared to the prior-year periods due to lower gold production, partially offset by lower minesite costs per tonne and the weaker Australian dollar relative to the U.S. dollar

Highlights

●	The Company continues to focus on productivity gains and cost control at the mine and the mill to maximize throughput and reduce unit costs as gold grades continue to decline with the depletion of the Swan zone. In the second quarter of 2024, Fosterville set a quarterly record in ore mined at approximately 241,000 tonnes, driven by higher than planned development in ore at Robbins Hill and Phoenix. The Company also set a monthly record in mill throughput with approximately 101,000 tonnes processed in June

●	Fosterville initiated a continuous improvement program leveraging work recently completed at Meadowbank and Meliadine and is focusing on further productivity gains at the mine and mill and on cost improvements. In the second quarter a diagnostic assessment and benchmark was completed highlighting stope cycle timing as an area of focus

●	The Company is currently advancing an upgrade of the primary ventilation system to sustain the mining rate in the Lower Phoenix zones in future years. In the second quarter of 2024, the Company continued the excavation of the ventilation raises and the project is progressing as planned at approximately 63% completion. The Company expects the project to be completed by early 2025

FINLAND

Kittila – Gold Production on Target Despite Challenges with Mill Recovery; Continuous Improvement Program Initiated

	Three Months Ended June 30,		Six Months Ended June 30,
Kittila – Operating Statistics	2024	2023	2024	2023
Tonnes of ore milled (thousands of tonnes)	524	417	1,006	913
Tonnes of ore milled per day	5,758	4,582	5,527	5,044
Gold grade (g/t)	4.07	4.42	4.19	4.59
Gold production (ounces)	55,671	50,130	110,252	113,822
Production costs per tonne (EUR)	€102	€101	€107	€100
Minesite costs per tonne (EUR)	€101	€104	€106	€101
Production costs per ounce	$1,033	$864	$1,057	$849
Total cash costs per ounce	$1,020	$899	$1,044	$847

Gold Production

●	Second Quarter of 2024 – Gold production increased when compared to the prior-year period primarily due to higher throughput as the mill operated through the current period compared to a planned 10-day autoclave shutdown in the prior-year period, partially offset by lower grades and recovery

●	First Six Months of 2024 – Gold production decreased when compared to the prior-year period primarily due to lower grades and recovery, partially offset by higher throughput

Production Costs

●	Second Quarter of 2024 – Production costs per tonne increased slightly when compared to the prior-year period primarily due to the consumption of stockpiles in the current period compared to a build up of stockpiles in the prior-year period and higher underground mining and royalty costs, partially offset by lower mill maintenance costs in the current period. Production costs per ounce increased when compared to the prior-year period due to lower gold production and the same factors that resulted in higher production costs per tonne

●	First Six Months of 2024 – Production costs per tonne increased when compared to the prior-year period primarily due to the milling of stockpiles in the current period compared to a build up of stockpiles in the prior-year period as well as higher underground mining and royalty costs, partially offset by a higher volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to lower gold production and higher production costs per tonne

Minesite and Total Cash Costs

●	Second Quarter of 2024 – Minesite costs per tonne decreased when compared to the prior-year period mainly due to the higher volume of ore milled in the current period, partially offset by higher underground mining and royalty costs. Total cash costs per ounce increased when compared to the prior-year period due to the lower gold production, partially offset by the same factors that resulted in lower minesite costs per tonne

●	First Six Months of 2024 – Minesite costs per tonne increased when compared to the prior-year period primarily due to higher underground mining and royalty costs, partially offset by higher volume of ore milled. Total cash costs per ounce increased when compared to the prior-year period due to lower gold production and the same factors that resulted in higher minesite costs per tonne

Highlights

●	Mill throughput remained on target in the second quarter of 2024, however, recovery continued to be lower than planned due to high carbon and sulphur content in the ore which affected gold production. Test trials with carbon depressant were conducted in the quarter with inconsistent results. Mineralogical modelling is ongoing and further tests will be conducted in the third quarter of 2024

●	Kittila initiated a continuous improvement program leveraging work recently completed at Meadowbank and Meliadine and is focusing on mine productivity gains and cost improvements. In the second quarter a diagnostic assessment and benchmark was completed

MEXICO

Pinos Altos – Gold Production on Target, Supported by Solid Open Pit and Mill Performance

	Three Months Ended June 30,		Six Months Ended June 30,
Pinos Altos – Operating Statistics	2024	2023	2024	2023
Tonnes of ore milled (thousands of tonnes)	454	401	880	765
Tonnes of ore milled per day	4,989	4,407	4,835	4,227
Gold grade (g/t)	1.70	1.80	1.79	1.97
Gold production (ounces)	23,754	22,159	48,479	46,293
Production costs per tonne	$95	$87	$87	$88
Minesite costs per tonne	$93	$90	$94	$91
Production costs per ounce	$1,815	$1,566	$1,578	$1,461
Total cash costs per ounce	$1,414	$1,282	$1,380	$1,196

Gold Production

●	Second Quarter and First Six Months of 2024 – Gold production increased when compared to the prior-year periods primarily due to higher throughput, partially offset by lower gold grades as expected under the planned mining sequence

Production Costs

●	Second Quarter of 2024 – Production costs per tonne increased when compared to the prior-year period primarily due to a lower deferred stripping adjustment, partially offset by a higher volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period primarily due to the same factors that resulted in higher production costs per tonne and lower gold grades

●	First Six Months of 2024 – Production costs per tonne decreased when compared to the prior-year period primarily due to a higher volume of ore milled, partially offset by a lower deferred stripping adjustment in the current period. Production costs per ounce increased when compared to the prior-year period primarily due to lower gold grades, partially offset by the same factors that resulted in lower production costs per tonne

Minesite and Total Cash Costs

●	Second Quarter of 2024 – Minesite costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for the higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above that resulted in higher production costs per ounce

●	First Six Months of 2024 – Minesite costs per tonne increased when compared to the prior-year period primarily due to higher inventory adjustments in the period, partially offset by higher volume of ore processed. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above that resulted in higher production costs per ounce and the stronger Mexican Peso relative to the U.S. dollar

La India – Residual Leaching to Continue Through Year-End 2024

	Three Months Ended June 30,		Six Months Ended June 30,
La India – Operating Statistics	2024	2023	2024	2023
Tonnes of ore milled (thousands of tonnes)	—	880	—	1,540
Tonnes of ore milled per day	—	9,670	—	8,508
Gold grade (g/t)	—	0.74	—	0.72
Gold production (ounces)	6,079	17,833	16,661	34,154
Production costs per tonne	$—	$27	$—	$28
Minesite costs per tonne	$—	$28	$—	$30
Production costs per ounce	$2,146	$1,326	$1,742	$1,281
Total cash costs per ounce	$2,171	$1,385	$1,715	$1,348

Gold Production

●	Second Quarter and First Six Months of 2024 – Gold production decreased when compared to the prior-year periods due to ceasing of mining operations at La India in the fourth quarter of 2023. Gold production in the current periods came only from residual leaching

Costs

●	Second Quarter and First Six Months of 2024 – Production costs per ounce increased when compared to the prior-year periods driven primarily by the cessation of mining activities, partially offset by the strengthening of the Mexican Peso relative to the U.S. dollar between periods

●	Second Quarter and First Six Months of 2024 – Total cash costs per ounce increased when compared to the prior-year periods primarily due to fewer ounces of gold produced in the period

About Agnico Eagle

Agnico Eagle is a Canadian based and led senior gold mining company and the third largest gold producer in the world, producing precious metals from operations in Canada, Australia, Finland and Mexico. It has a pipeline of high-quality exploration and development projects in these countries as well as in the United States. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. The Company was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

About this News Release

Unless otherwise stated, references to “LaRonde”, “Canadian Malartic”, “Meadowbank” and "Goldex" are to the Company’s operations at the LaRonde complex, the Canadian Malartic complex, the Meadowbank complex and the Goldex complex, respectively. The LaRonde complex consists of the mill and processing operations at the LaRonde mine and the LaRonde zone 5 mine. The Canadian Malartic complex consists of the mill and processing operations at the Canadian Malartic mine and the Odyssey mine. The Meadowbank complex consists of the mill and processing operations at the Meadowbank mine and the Amaruq open pit and underground mines. The Goldex complex consists of the mill and processing operations at the Goldex mine and the Akasaba open pit mine. References to other operations are to the relevant mines, projects or properties, as applicable.

When used in this news release, the terms “including” and “such as” mean including and such as, without limitation.

The information contained on any website linked to or referred to herein (including the Company’s website) is not part of this news release.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at investor.relations@agnicoeagle.com or call (416) 947-1212.

Note Regarding Certain Measures of Performance

This news release discloses certain financial performance measures and ratios, including "total cash costs per ounce", "minesite costs per tonne", "all-in sustaining costs per ounce", "adjusted net income", "adjusted net income per share", "cash provided by operating activities before changes in non-cash working capital balances", "cash provided by operating activities before changes in non-cash working capital balances per share", "EBITDA" which means earnings before interest, taxes, depreciation and amortization, "adjusted EBITDA", "free cash flow", "free cash flow before changes in non-cash working capital balances", "operating margin", "sustaining capital expenditures", "development capital expenditures" and "net debt", as well as, for certain of these measures their related per share ratios that are not standardized measures under IFRS. These measures may not be comparable to similar measures reported by other gold producers and should be considered together with other data prepared in accordance with IFRS. See below for a reconciliation of these measures to the most directly comparable financial information reported in the consolidated financial statements prepared in accordance with IFRS.

Total cash costs per ounce and minesite costs per tonne

Total cash costs per ounce is calculated on a per ounce of gold produced basis and is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income for by-product revenues, inventory production costs, the impact of purchase price allocation in connection with mergers and acquisitions on inventory accounting, realized gains and losses on hedges of production costs, operational care and maintenance costs due to COVID-19 and other adjustments, which include the costs associated with a 5% in-kind royalty paid in respect of certain portions of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake, a 1.5% in-kind royalty paid in respect of Macassa, as well as smelting, refining and marketing charges and then dividing by the number of ounces of gold produced. Given the nature of the fair value adjustment on inventory related to mergers and acquisitions and the use of the total cash costs per ounce measures to reflect the cash generating capabilities of the Company's operations, the calculations of total cash costs per ounce for Canadian Malartic has been adjusted for the purchase price allocation in the comparative period data. Investors should note that total cash costs per ounce are not reflective of all cash expenditures, as they do not include income tax payments, interest costs or dividend payments. Total cash costs per ounce on a co-product basis is calculated in the same manner as the total cash costs per ounce on a by-product basis, except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash costs per ounce on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.

Total cash costs per ounce is intended to provide investors information about the cash-generating capabilities of the Company's mining operations. Management also uses these measures to, and believes they are useful to investors so investors can, understand and monitor the performance of the Company's mining operations. The Company believes that total cash costs per ounce is useful to help investors understand the costs associated with producing gold and the economics of gold mining. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce on a by-product basis measure allows management and investors to assess a mine's cash-generating capabilities at various gold prices. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider using, these measures in conjunction with data prepared in accordance with IFRS and minesite costs per tonne as these measures are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

Agnico Eagle's primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.

Unless otherwise indicated, total cash costs per ounce is reported on a by-product basis. Total cash costs per ounce is reported on a by-product basis because (i) the majority of the Company's revenues are from gold, (ii) the Company mines ore, which contains gold, silver, zinc, copper and other metals, (iii) it is not possible to specifically assign all costs to revenues from the gold, silver, zinc, copper and other metals the Company produces, (iv) it is a method used by management and the Board of Directors to monitor operations, and (v) many other gold producers disclose similar measures on a by-product rather than a co-product basis.

Minesite costs per tonne are calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income for inventory production costs, operational care and maintenance costs due to COVID-19 and other adjustments, and then dividing by tonnage of ore processed. As the total cash costs per ounce can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes that minesite costs per tonne is useful to investors in providing additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware, and investors should note, that this per tonne measure of performance can be affected by fluctuations in processing levels. This inherent limitation may be partially mitigated by using this measure in conjunction with production costs and other data prepared in accordance with IFRS.

The following tables set out a reconciliation of total cash costs per ounce and minesite costs per tonne to production costs, exclusive of amortization, for the three and six months ended June 30, 2024 and June 30, 2023, as presented in the condensed interim consolidated statements of income in accordance with IFRS.

Total Production Costs by Mine

	Three Months Ended June 30,		Six Months Ended June 30,
(thousands of United States dollars)	2024	2023	2024	2023
Quebec
LaRonde mine	$43,682	$63,969	$119,238	$103,676
LaRonde zone 5 mine	20,121	21,763	39,143	43,987
LaRonde complex	63,803	85,732	158,381	147,663
Canadian Malartic(i)	144,333	144,190	270,909	201,481
Goldex	33,084	28,160	66,266	55,995
Ontario
Detour Lake	120,302	112,796	252,207	226,818
Macassa	51,029	38,545	98,677	76,504
Nunavut
Meliadine	85,913	78,817	179,364	160,011
Meadowbank	123,014	117,488	237,176	247,492
Australia
Fosterville	36,824	35,831	70,478	72,430
Europe
Kittila	57,529	43,336	116,567	96,631
Mexico
Pinos Altos	43,109	34,709	76,516	67,631
La India	13,044	23,649	29,028	43,741
Production costs per the condensed interim consolidated statements of income	$771,984	$743,253	$1,555,569	$1,396,397

Reconciliation of Production Costs to Total Cash Costs per Ounce by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne by Mine

(thousands of United States dollars, except as noted)

LaRonde mine (per ounce)	Three Months Ended June 30,				Six Months Ended June 30,
	2024		2023		2024		2023
Gold production (ounces)		62,260		58,635		114,075		118,168
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$43,682	$702	$63,969	$1,091	$119,238	$1,045	$103,676	$877
Inventory adjustments(ii)	16,244	261	(8,971)	(153)	1,533	14	13,534	115
Realized gains and losses on hedges of production costs	351	5	770	13	370	3	1,848	16
Other adjustments(v)	3,227	52	5,555	95	8,220	72	9,903	83
Total cash costs (co-product basis)	$63,504	$1,020	$61,323	$1,046	$129,361	$1,134	$128,961	$1,091
By-product metal revenues	(17,016)	(273)	(15,157)	(259)	(29,606)	(260)	(29,689)	(251)
Total cash costs (by-product basis)	$46,488	$747	$46,166	$787	$99,755	$874	$99,272	$840

LaRonde mine (per tonne)	Three Months Ended June 30,								Six Months Ended June 30,
	2024				2023				2024				2023
Tonnes of ore milled (thousands)				381				347				794				736
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$43,682		$115		$63,969		$185		$119,238		$150		$103,676		$141
Production costs (C$)	C$	59,392	C$	156	C$	85,861	C$	247	C$	161,417	C$	203	C$	139,434	C$	189
Inventory adjustments (C$)(iii)		23,045		60		(11,297)		(33)		2,731		3		18,426		25
Other adjustments (C$)(v)		(3,264)		(8)		(3,302)		(8)		(3,600)		(4)		(6,443)		(8)
Minesite costs (C$)	C$	79,173	C$	208	C$	71,262	C$	206	C$	160,548	C$	202	C$	151,417	C$	206

LaRonde zone 5 mine (per ounce)	Three Months Ended June 30,				Six Months Ended June 30,
	2024		2023		2024		2023
Gold production (ounces)		20,074		18,145		36,623		38,219
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$20,121	$1,002	$21,763	$1,199	$39,143	$1,069	$43,987	$1,151
Inventory adjustments(ii)	(252)	(12)	(784)	(43)	68	2	(261)	(7)
Realized gains and losses on hedges of production costs	123	6	257	14	129	3	616	16
Other adjustments(v)	996	50	775	43	1,366	37	1,111	29
Total cash costs (co-product basis)	$20,988	$1,046	$22,011	$1,213	$40,706	$1,111	$45,453	$1,189
By-product metal revenues	(311)	(16)	(271)	(15)	(498)	(13)	(546)	(14)
Total cash costs (by-product basis)	$20,677	$1,030	$21,740	$1,198	$40,208	$1,098	$44,907	$1,175

LaRonde zone 5 mine (per tonne)	Three Months Ended June 30,								Six Months Ended June 30,
	2024				2023				2024				2023
Tonnes of ore milled (thousands)				299				313				566				632
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$20,121		$67		$21,763		$70		$39,143		$69		$43,987		$70
Production costs (C$)	C$	27,730	C$	93	C$	29,277	C$	94	C$	53,244	C$	94	C$	59,265	C$	94
Inventory adjustments (C$)(iii)		(312)		(1)		(1,147)		(4)		120		—		(409)		(1)
Minesite costs (C$)	C$	27,418	C$	92	C$	28,130	C$	90	C$	53,364	C$	94	C$	58,856	C$	93

LaRonde complex (per ounce)	Three Months Ended June 30,				Six Months Ended June 30,
	2024		2023		2024		2023
Gold production (ounces)		82,334		76,780		150,698		156,387
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$63,803	$775	$85,732	$1,117	$158,381	$1,051	$147,663	$944
Inventory adjustments(ii)	15,992	194	(9,755)	(127)	1,601	11	13,273	85
Realized gains and losses on hedges of production costs	474	6	1,027	13	499	3	2,464	16
Other adjustments(v)	4,223	51	6,330	82	9,586	64	11,014	70
Total cash costs (co-product basis)	$84,492	$1,026	$83,334	$1,085	$170,067	$1,129	$174,414	$1,115
By-product metal revenues	(17,327)	(210)	(15,428)	(201)	(30,104)	(200)	(30,235)	(193)
Total cash costs (by-product basis)	$67,165	$816	$67,906	$884	$139,963	$929	$144,179	$922

LaRonde complex (per tonne)	Three Months Ended June 30,								Six Months Ended June 30,
	2024				2023				2024				2023
Tonnes of ore milled (thousands)				680				660				1,360				1,368
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$63,803		$94		$85,732		$130		$158,381		$116		$147,663		$108
Production costs (C$)	C$	87,122	C$	128	C$	115,138	C$	174	C$	214,661	C$	158	C$	198,699	C$	145
Inventory adjustments (C$)(iii)		22,733		34		(12,444)		(19)		2,851		2		18,017		13
Other adjustments (C$)(v)		(3,264)		(5)		(3,302)		(4)		(3,600)		(3)		(6,443)		(4)
Minesite costs (C$)	C$	106,591	C$	157	C$	99,392	C$	151	C$	213,912	C$	157	C$	210,273	C$	154

Canadian Malartic (per ounce)(i)	Three Months Ended June 30,				Six Months Ended June 30,
	2024		2023		2024		2023
Gold production (ounces)		180,871		177,755		367,777		258,440
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$144,333	$798	$144,190	$811	$270,909	$737	$201,481	$780
Inventory adjustments(ii)	(5,041)	(28)	43	—	9,666	26	538	2
Realized gains and losses on hedges of production costs	988	6	—	—	1,040	3	—	—
Purchase price allocation to inventory(iv)	—	—	(22,821)	(128)	—	—	(22,821)	(88)
In-kind royalties and other adjustments(v)	19,533	108	17,835	100	39,023	106	25,217	97
Total cash costs (co-product basis)	$159,813	$884	$139,247	$783	$320,638	$872	$204,415	$791
By-product metal revenues	(2,216)	(13)	(2,069)	(11)	(4,168)	(12)	(3,207)	(12)
Total cash costs (by-product basis)	$157,597	$871	$137,178	$772	$316,470	$860	$201,208	$779

Canadian Malartic (per tonne)(i)	Three Months Ended June 30,								Six Months Ended June 30,
	2024				2023				2024				2023
Tonnes of ore milled (thousands)				5,182				4,882				10,355				7,144
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$144,333		$28		$144,190		$30		$270,909		$26		$201,481		$28
Production costs (C$)	C$	196,695	C$	38	C$	194,997	C$	40	C$	367,548	C$	35	C$	271,662	C$	38
Inventory adjustments (C$)(iii)		(6,517)		(1)		511		—		13,485		2		1,251		—
Purchase price allocation to inventory (C$)(iv)		—		—		(30,651)		(6)		—		—		(30,651)		(4)
In-kind royalties and other adjustments (C$)(v)		26,930		5		23,599		5		52,567		5		33,424		5
Minesite costs (C$)	C$	217,108	C$	42	C$	188,456	C$	39	C$	433,600	C$	42	C$	275,686	C$	39

Goldex (per ounce)	Three Months Ended June 30,				Six Months Ended June 30,
	2024		2023		2024		2023
Gold production (ounces)		33,750		37,716		68,138		71,739

	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$33,084	$980	$28,160	$747	$66,266	$973	$55,995	$781
Inventory adjustments(ii)	222	7	582	16	679	10	(455)	(6)
Realized gains and losses on hedges of production costs	210	6	505	13	221	3	1,212	17
Other adjustments(v)	827	25	40	1	1,197	17	102	1
Total cash costs (co-product basis)	$34,343	$1,018	$29,287	$777	$68,363	$1,003	$56,854	$793
By-product metal revenues	(5,199)	(154)	(11)	(1)	(6,616)	(97)	(25)	(1)
Total cash costs (by-product basis)	$29,144	$864	$29,276	$776	$61,747	$906	$56,829	$792

Goldex (per tonne)	Three Months Ended June 30,								Six Months Ended June 30,
	2024				2023				2024				2023
Tonnes of ore milled (thousands)				765				761				1,525				1,459
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$33,084		$43		$28,160		$37		$66,266		$43		$55,995		$38
Production costs (C$)	C$	45,174	C$	59	C$	37,859	C$	50	C$	89,919	C$	59	C$	75,486	C$	52
Inventory adjustments (C$)(iii)		390		1		730		1		1,039		1		(660)		(1)
Minesite costs (C$)	C$	45,564	C$	60	C$	38,589	C$	51	C$	90,958	C$	60	C$	74,826	C$	51

Detour Lake (per ounce)	Three Months Ended June 30,				Six Months Ended June 30,
	2024		2023		2024		2023
Gold production (ounces)		168,247		169,352		318,998		331,209
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$120,302	$715	$112,796	$666	$252,207	$791	$226,818	$685
Inventory adjustments(ii)	3,617	21	(474)	(3)	(4,569)	(14)	(168)	—
Realized gains and losses on hedges of production costs	1,089	7	2,541	15	1,147	3	6,095	18
In-kind royalties and other adjustments(v)	8,723	52	9,410	56	16,867	53	16,985	51
Total cash costs (co-product basis)	$133,731	$795	$124,273	$734	$265,652	$833	$249,730	$754
By-product metal revenues	(666)	(4)	(505)	(3)	(1,246)	(4)	(1,187)	(4)
Total cash costs (by-product basis)	$133,065	$791	$123,768	$731	$264,406	$829	$248,543	$750

Detour Lake (per tonne)	Three Months Ended June 30,								Six Months Ended June 30,
	2024				2023				2024				2023
Tonnes of ore milled (thousands)				6,792				6,800				13,294				13,197
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$120,302		$18		$112,796		$17		$252,207		$19		$226,818		$17
Production costs (C$)	C$	164,189	C$	24	C$	151,645	C$	22	C$	342,398	C$	26	C$	305,553	C$	23
Inventory adjustments (C$)(iii)		5,253		1		12,357		2		(5,687)		—		12,872		1
In-kind royalties and other adjustments (C$)(v)		9,748		1		11,381		2		18,624		1		20,146		2
Minesite costs (C$)	C$	179,190	C$	26	C$	175,383	C$	26	C$	355,335	C$	27	C$	338,571	C$	26

Macassa (per ounce)	Three Months Ended June 30,				Six Months Ended June 30,
	2024		2023		2024		2023
Gold production (ounces)		64,062		57,044		132,321		121,159
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$51,029	$797	$38,545	$676	$98,677	$746	$76,504	$631
Inventory adjustments(ii)	(441)	(7)	(178)	(3)	(1,530)	(12)	(1,473)	(11)
Realized gains and losses on hedges of production costs	432	7	812	14	455	4	1,949	16
In-kind royalties and other adjustments(v)	2,356	36	3,613	63	4,513	34	4,757	39
Total cash costs (co-product basis)	$53,376	$833	$42,792	$750	$102,115	$772	$81,737	$675
By-product metal revenues	—	—	(168)	(3)	(220)	(2)	(376)	(3)
Total cash costs (by-product basis)	$53,376	$833	$42,624	$747	$101,895	$770	$81,361	$672

Macassa (per tonne)	Three Months Ended June 30,								Six Months Ended June 30,
	2024				2023				2024				2023
Tonnes of ore milled (thousands)				152				112				286				199
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$51,029		$336		$38,545		$344		$98,677		$345		$76,504		$384
Production costs (C$)	C$	69,756	C$	459	C$	51,994	C$	464	C$	134,428	C$	470	C$	103,236	C$	519
Inventory adjustments (C$)(iii)		(524)		(3)		(359)		(3)		(1,940)		(7)		(2,076)		(10)
In-kind royalties and other adjustments (C$)(v)		3,138		20		4,775		42		5,953		21		6,291		30
Minesite costs (C$)	C$	72,370	C$	476	C$	56,410	C$	503	C$	138,441	C$	484	C$	107,451	C$	539

Meliadine (per ounce)	Three Months Ended June 30,				Six Months Ended June 30,
	2024		2023		2024		2023
Gold production (ounces)		88,675		87,682		184,400		178,149
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$85,913	$969	$78,817	$899	$179,364	$973	$160,011	$898
Inventory adjustments(ii)	(7,455)	(84)	11,228	128	(10,755)	(58)	14,852	83
Realized gains and losses on hedges of production costs	827	9	(451)	(5)	1,107	6	(363)	(2)
Other adjustments(v)	93	1	(118)	(2)	35	—	(13)	—
Total cash costs (co-product basis)	$79,378	$895	$89,476	$1,020	$169,751	$921	$174,487	$979
By-product metal revenues	(280)	(3)	(139)	(1)	(515)	(3)	(339)	(1)
Total cash costs (by-product basis)	$79,098	$892	$89,337	$1,019	$169,236	$918	$174,148	$978

Meliadine	Three Months Ended June 30,								Six Months Ended June 30,
(per tonne)	2024				2023				2024				2023
Tonnes of ore milled (thousands)				421				461				917				937
		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$85,913		$204		$78,817		$171		$179,364		$196		$160,011		$171
Production costs (C$)	C$	116,869	C$	278	C$	105,834	C$	230	C$	242,795	C$	265	C$	214,715	C$	229
Inventory adjustments (C$)(iii)		(9,818)		(24)		14,556		31		(14,213)		(16)		19,606		21
Minesite costs (C$)	C$	107,051	C$	254	C$	120,390	C$	261	C$	228,582	C$	249	C$	234,321	C$	250

Meadowbank	Three Months Ended June 30,				Six Months Ended June 30,
(per ounce)	2024		2023		2024		2023
Gold production (ounces)		126,419		94,775		254,193		205,885
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$123,014	$973	$117,488	$1,240	$237,176	$933	$247,492	$1,202
Inventory adjustments(ii)	(6,610)	(52)	(5,048)	(54)	(705)	(3)	(6,702)	(32)
Realized gains and losses on hedges of production costs	1,275	10	(2,118)	(22)	1,821	7	(3,617)	(18)
Other adjustments(v)	14	—	4	—	(45)	—	(51)	—
Total cash costs (co-product basis)	$117,693	$931	$110,326	$1,164	$238,247	$937	$237,122	$1,152
By-product metal revenues	(1,108)	(9)	(723)	(8)	(1,974)	(7)	(1,548)	(8)
Total cash costs (by-product basis)	$116,585	$922	$109,603	$1,156	$236,273	$930	$235,574	$1,144

Meadowbank	Three Months Ended June 30,								Six Months Ended June 30,
(per tonne)	2024				2023				2024				2023
Tonnes of ore milled (thousands)				990				845				2,061				1,828
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$123,014		$124		$117,488		$139		$237,176		$115		$247,492		$135
Production costs (C$)	C$	167,525	C$	169	C$	157,407	C$	186	C$	321,119	C$	156	C$	330,385	C$	181
Inventory adjustments (C$)(iii)		(8,768)		(9)		(6,632)		(8)		(766)		(1)		(8,858)		(5)
Minesite costs (C$)	C$	158,757	C$	160	C$	150,775	C$	178	C$	320,353	C$	155	C$	321,527	C$	176

Fosterville	Three Months Ended June 30,				Six Months Ended June 30,
(per ounce)	2024		2023		2024		2023
Gold production (ounces)		65,963		81,813		122,532		168,371
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$36,824	$558	$35,831	$438	$70,478	$575	$72,430	$430
Inventory adjustments(ii)	3,382	52	(522)	(6)	246	2	(2,885)	(17)
Realized gains and losses on hedges of production costs	68	1	489	6	86	1	677	4
Other adjustments(v)	12	—	(7)	(1)	29	—	39	—
Total cash costs (co-product basis)	$40,286	$611	$35,791	$437	$70,839	$578	$70,261	$417
By-product metal revenues	(167)	(3)	(121)	(1)	(327)	(3)	(278)	(1)
Total cash costs (by-product basis)	$40,119	$608	$35,670	$436	$70,512	$575	$69,983	$416

Fosterville	Three Months Ended June 30,				Six Months Ended June 30,
(per tonne)	2024		2023		2024		2023
Tonnes of ore milled (thousands)		234		176		406		324
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$36,824	$157	$35,831	$204	$70,478	$174	$72,430	$224
Production costs (A$)	A$55,526	A$237	A$54,280	A$308	A$107,375	A$264	A$108,462	A$335
Inventory adjustments (A$)(ii)	4,995	22	(756)	(4)	365	1	(4,357)	(14)
Minesite costs (A$)	A$60,521	A$259	A$53,524	A$304	A$107,740	A$265	A$104,105	A$321

Kittila	Three Months Ended June 30,				Six Months Ended June 30,
(per ounce)	2024		2023		2024		2023
Gold production (ounces)		55,671		50,130		110,252		113,822
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$57,529	$1,033	$43,336	$864	$116,567	$1,057	$96,631	$849
Inventory adjustments(ii)	(649)	(12)	2,784	56	(1,144)	(10)	2,744	24
Realized gains and losses on hedges of production costs	30	1	(925)	(18)	19	—	(1,558)	(14)
Other adjustments(v)	(52)	(1)	(50)	(1)	(120)	(1)	(1,273)	(11)
Total cash costs (co-product basis)	$56,858	$1,021	$45,145	$901	$115,322	$1,046	$96,544	$848
By-product metal revenues	(98)	(1)	(93)	(2)	(187)	(2)	(162)	(1)
Total cash costs (by-product basis)	$56,760	$1,020	$45,052	$899	$115,135	$1,044	$96,382	$847

Kittila	Three Months Ended June 30,				Six Months Ended June 30,
(per tonne)	2024		2023		2024		2023
Tonnes of ore milled (thousands)		524		417		1,006		913
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$57,529	$110	$43,336	$104	$116,567	$116	$96,631	$106
Production costs (€)	€53,377	€102	€42,251	€101	€107,856	€107	€91,002	€100
Inventory adjustments (€)(iii)	(515)	(1)	946	3	(885)	(1)	832	1
Minesite costs (€)	€52,862	€101	€43,197	€104	€106,971	€106	€91,834	€101

Pinos Altos	Three Months Ended June 30,				Six Months Ended June 30,
(per ounce)	2024		2023		2024		2023
Gold production (ounces)		23,754		22,159		48,479		46,293
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$43,109	$1,815	$34,709	$1,566	$76,516	$1,578	$67,631	$1,461
Inventory adjustments(ii)	(872)	(37)	761	34	5,783	119	513	11
Realized gains and losses on hedges of production costs	—	—	(690)	(31)	—	—	(1,143)	(25)
Other adjustments(v)	345	15	286	13	663	14	578	13
Total cash costs (co-product basis)	$42,582	$1,793	$35,066	$1,582	$82,962	$1,711	$67,579	$1,460
By-product metal revenues	(8,989)	(379)	(6,653)	(300)	(16,039)	(331)	(12,227)	(264)
Total cash costs (by-product basis)	$33,593	$1,414	$28,413	$1,282	$66,923	$1,380	$55,352	$1,196

Pinos Altos	Three Months Ended June 30,				Six Months Ended June 30,
(per tonne)	2024		2023		2024		2023
Tonnes of ore milled (thousands)		454		401		880		765
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$43,109	$95	$34,709	$87	$76,516	$87	$67,631	$88
Inventory adjustments(iii)	(872)	(2)	1,905	3	5,783	7	1,657	3
Minesite costs	$42,237	$93	$36,614	$90	$82,299	$94	$69,288	$91

La India	Three Months Ended June 30,				Six Months Ended June 30,
(per ounce)	2024		2023		2024		2023
Gold production (ounces)		6,079		17,833		16,661		34,154
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$13,044	$2,146	$23,649	$1,326	$29,028	$1,742	$43,741	$1,281
Inventory adjustments(ii)	381	63	1,318	74	147	9	2,766	80
Other adjustments(v)	131	21	134	8	264	16	263	8
Total cash costs (co-product basis)	$13,556	$2,230	$25,101	$1,408	$29,439	$1,767	$46,770	$1,369
By-product metal revenues	(356)	(59)	(407)	(23)	(858)	(52)	(722)	(21)
Total cash costs (by-product basis)	$13,200	$2,171	$24,694	$1,385	$28,581	$1,715	$46,048	$1,348

La India	Three Months Ended June 30,				Six Months Ended June 30,
(per tonne)(vi)	2024		2023		2024		2023
Tonnes of ore milled (thousands)		—		880		—		1,540
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$13,044	$—	$23,649	$27	$29,028	$—	$43,741	$28
Inventory adjustments(iii)	(13,044)	—	1,318	1	(29,028)	—	2,766	2
Minesite costs	$—	$—	$24,967	$28	$—	$—	$46,507	$30

Notes:
(i) The information set out in this table reflects the Company's 50% interest in Canadian Malartic up to and including March 30, 2023 and 100% interest thereafter, following the closing of the Yamana Transaction.
(ii) Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue.
(iii) This inventory adjustment reflects production costs associated with the portion of production still in inventory.
(iv) On March 31, 2023, the Company closed the Yamana Transaction and this adjustment reflects the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation.
(v) Other adjustments consists of costs associated with a 5% in-kind royalty paid in respect of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake, a 1.5% in-kind royalty paid in respect of Macassa and smelting, refining, and marketing charges to production costs.

(vi) La India’s cost calculations per tonne for the three and six months ended June 30, 2024 excludes approximately $13.0 and $29.0 million of production costs incurred during the period, respectively, following the cessation of mining activities at La India during the fourth quarter of 2023.

All-in sustaining costs per ounce

All-in sustaining costs per ounce (also referred to as "AISC per ounce") on a by-product basis is calculated as the aggregate of total cash costs on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options), lease payments related to sustaining assets and reclamation expenses, and then dividing by the number of ounces of gold produced. These additional costs reflect the additional expenditures that are required to be made to maintain current production levels. The AISC per ounce on a co-product basis is calculated in the same manner as the AISC per ounce on a by-product basis, except that the total cash costs on a co-product basis are used, meaning no adjustment is made for by-product metal revenues. Investors should note that AISC per ounce is not reflective of all cash expenditures as it does not include income tax payments, interest costs or dividend payments, nor does it include non-cash expenditures, such as depreciation and amortization. Unless otherwise indicated, all-in sustaining costs per ounce is reported on a by-product basis (see "Total cash costs per ounce" for a discussion of regarding the Company's use of by-product basis reporting).

Management believes that AISC per ounce is useful to investors as it reflects total sustaining expenditures of producing and selling an ounce of gold while maintaining current operations and, as such, provides useful information about operating performance. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in foreign exchange rates and, in the case of AISC per ounce on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider using, these measures in conjunction with data prepared in accordance with IFRS and minesite costs per tonne as this measure is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

The Company follows the guidance on calculation of AISC per ounce released by the World Gold Council ("WGC") in 2018. The WGC is a non-regulatory market development organization for the gold industry that has worked closely with its member companies to develop guidance in respect of relevant non-GAAP measures. Notwithstanding the Company's adoption of the WGC's guidance, AISC per ounce reported by the Company may not be comparable to data reported by other gold mining companies.

The following tables set out a reconciliation of production costs to all-in sustaining costs per ounce for the three and six months ended June 30, 2024 and June 30, 2023, on both a by-product basis (deducting by-product metals revenue from production costs) and co-product basis (without deducting by-product metal revenues).

	Three Months Ended June 30,		Six Months Ended June 30,
(United States dollars per ounce, except where noted)	2024	2023	2024	2023
Production costs per the consolidated statements of income (thousands of United States dollars)	$771,984	$743,253	$1,555,569	$1,396,397
Gold production (ounces)	895,838	873,204	1,774,490	1,686,017
Production costs per ounce	$862	$851	$877	$828
Adjustments:
Inventory adjustments(i)	3	1	—	14
Purchase price allocation to inventory(ii)	—	(26)	—	(13)
Realized gains and losses on hedges of production costs	6	1	4	3
Other(iii)	40	43	39	34
Total cash costs per ounce (co-product basis)	$911	$870	$920	$866
By-product metal revenues	(41)	(30)	(35)	(30)
Total cash costs per ounce (by-product basis)	$870	$840	$885	$836
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	227	237	221	226
General and administrative expenses (including stock option expense)	54	54	55	57
Non-cash reclamation provision and sustaining leases(iv)	18	19	18	19
All-in sustaining costs per ounce (by-product basis)	$1,169	$1,150	$1,179	$1,138
By-product metal revenues	41	30	35	30
All-in sustaining costs per ounce (co-product basis)	$1,210	$1,180	$1,214	$1,168

Notes:

(i)  Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue.

(ii)  On March 31, 2023, the Company closed the Yamana Transaction and this adjustment reflects the fair value allocated to inventory at Canadian Malartic as part of the purchase price allocation.

(iii)  Other adjustments consist of in-kind royalties, smelting, refining and marketing charges to production costs.

(iv)  Sustaining leases are lease payments related to sustaining assets.

Adjusted net income and adjusted net income per share

Adjusted net income and adjusted net income per share are calculated by adjusting the net income as recorded in the condensed interim consolidated statements of income for the effects of certain items that the Company believes are not reflective of the Company's underlying performance for the reporting period. Adjusted net income is calculated by adjusting net income for items such as foreign currency translation gains or losses, realized and unrealized gains or losses on derivative financial instruments, revaluation gains, impairment loss charges and reversals, environmental remediation, severance and transaction costs related to acquisitions, purchase price allocations to inventory, gains or losses on the disposal of assets, retroactive payments and income and mining taxes adjustments. Adjusted net income per share is calculated by dividing adjusted net income by the weighted average number of shares outstanding at the end of the period on a basic and diluted basis.

The Company believes that these generally accepted industry measures are useful to investors in that they allow for the evaluation of the results of continuing operations and in making comparisons between periods. Adjusted net income and adjusted net income per share are intended to provide investors with information about the Company's continuing income generating capabilities from its core mining business, excluding the above adjustments, which the Company believes are not reflective of operational performance. Management uses this measure to, and believes it is useful to investors so they can, understand and monitor for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.

The following tables set out a reconciliation of net income per the condensed interim consolidated statements of income to adjusted net income for the three and six months ended June 30, 2024, and June 30, 2023.

	Three Months Ended June 30,		Six Months Ended June 30,
(thousands of United States dollars)	2024	2023	2024	2023
		Restated(i)		Restated(i)
Net income for the period - basic	$472,016	$323,670	$819,208	$2,140,561
Dilutive impact of cash settling LTIP	—	(1,140)	2,062	(2,916)
Net income for the period - diluted	$472,016	$322,530	$821,270	$2,137,645
Foreign currency translation loss (gain)	363	4,014	(4,184)	4,234
Realized and unrealized loss (gain) on derivative financial instruments	19,608	(26,433)	65,543	(32,972)
Transaction costs related to acquisitions	—	1,674	—	16,912
Revaluation gain on Yamana Transaction	—	—	—	(1,543,414)
Environmental remediation	3,108	(1,420)	4,907	(1,977)
Net loss on disposal of property, plant and equipment	16,819	1,058	20,366	3,601
Purchase price allocation to inventory	—	22,821	—	22,821
Other(ii)	13,215	—	13,215	—
Income and mining taxes adjustments(iii)	10,139	(6,121)	(6,316)	(19,223)
Adjusted net income for the period - basic	$535,268	$319,263	$912,739	$590,543
Adjusted net income for the period - diluted	$535,268	$318,123	$914,801	$587,627

Notes:

(i) Certain previously reported line items have been restated to reflect the final purchase price allocation of the Yamana Transaction.

(ii) Other adjustments relate to retroactive payments that management considers not reflective of the Company's underlying performance in the current period.

(iii) Income and mining taxes adjustments reflect items such as foreign currency translation recorded to the income and mining taxes expense, the impact of income and mining taxes on adjusted items, recognition of previously unrecognized capital losses, the result of income and mining taxes audits, impact of tax law changes and adjustments to prior period tax filings.

EBITDA and adjusted EBITDA

EBITDA is calculated by adjusting the net income as recorded in the condensed interim consolidated statements of income for finance costs, amortization of property, plant and mine development and income and mining tax expense line items as reported in the condensed interim consolidated statements of income.

Adjusted EBITDA removes the effects of certain items that the Company believes are not reflective of the Company's underlying performance for the reporting period. Adjusted EBITDA is calculated by adjusting the EBITDA calculation for items such as foreign currency translation gains or losses, realized and unrealized gains or losses on derivative financial instruments, revaluation gains, impairment loss charges and reversals, environmental remediation, severance and transaction costs related to acquisitions, gains or losses on the disposal of assets, retroactive payments and purchase price allocations to inventory.

The Company believes that these generally accepted industry measures are useful in that they allow for the evaluation of the cash generating capability of the Company to fund its working capital, capital expenditure and debt repayments. EBITDA and Adjusted EBITDA are intended to provide investors with information about the Company's continuing cash generating capability from its core mining business, excluding the above adjustments, which management believes are not reflective of operational performance. Management uses these measures to, and believes it is useful to investors so they can, understand and monitor the cash generating capability of the Company in conjunction with other data prepared in accordance with IFRS.

The following tables set out a reconciliation of net income per the condensed interim consolidated statements of income to EBITDA and adjusted EBITDA for the three and six months ended June 30, 2024, and June 30, 2023.

	Three Months Ended June 30,		Six Months Ended June 30,
(thousands of United States dollars)	2024	2023	2024	2023
		Restated(i)		Restated(i)
Net income for the period	$472,016	$323,670	$819,208	$2,140,561
Finance costs	34,473	35,837	70,738	59,285
Amortization of property, plant and mine development	378,389	386,314	735,614	690,273
Income and mining tax expense	238,190	137,618	380,046	266,226
EBITDA	1,123,068	883,439	2,005,606	3,156,345
Foreign currency translation loss (gain)	363	4,014	(4,184)	4,234
Realized and unrealized loss (gain) on derivative financial instruments	19,608	(26,433)	65,543	(32,972)
Transaction costs related to acquisitions	—	1,674	—	16,912
Revaluation gain on Yamana Transaction	—	—	—	(1,543,414)
Environmental remediation	3,108	(1,420)	4,907	(1,977)
Net loss on disposal of property, plant and equipment	16,819	1,058	20,366	3,601
Purchase price allocation to inventory	—	22,821	—	22,821
Other(ii)	13,215	—	13,215	—
Adjusted EBITDA	$1,176,181	$885,153	$2,105,453	$1,625,550

Notes:

(i) Certain previously reported line items have been restated to reflect the final purchase price allocation of the Yamana Transaction.

(ii) Other adjustments relate to retroactive payments that management considers not reflective of the Company's underlying performance in the current period.

Cash provided by operating activities before changes in non-cash working capital balances and cash provided by operating activities before changes in non-cash working capital balances per share

Cash provided by operating activities before changes in non-cash working capital balances and cash provided by operating activities before changes in non-cash working capital balances per share are calculated by adjusting the cash provided by operating activities as shown in the condensed interim consolidated statements of cash flows for the effects of changes in non-cash working capital balances such as income taxes, inventories, other current assets, accounts payable and accrued liabilities and interest payable. The per share amount is calculated by dividing cash provided by operating activities before changes in non-cash working capital balances by the weighted average number of shares outstanding at the end of the period on a basic basis. The Company believes that changes in working capital can be volatile due to numerous factors, including the timing of payments. Management uses these measures to, and believes they are useful to investors so they can, assess the underlying operating cash flow performance and future operating cash flow generating capabilities of the Company in conjunction with other data prepared in accordance with IFRS. A reconciliation of these measures to the nearest IFRS measure is provided below.

Free cash flow and free cash flow before changes in non-cash working capital balances

Free cash flow is calculated by deducting additions to property, plant and mine development from the cash provided by operating activities line item as recorded in the condensed interim consolidated statements of cash flows.

Free cash flow before changes in non-cash components of working capital is calculated by excluding items such as the effect of changes in non-cash components of working capital from free cash flow, which includes income taxes, inventory, other current assets, accounts payable and accrued liabilities and interest payable.

The Company believes that these generally accepted industry measures are useful in that they allow for the evaluation of the Company's ability to repay creditors and return cash to shareholders without relying on external sources of funding. Free cash flow and free cash flow before changes in non-cash components of working capital also provide investors with information about the Company's financial position and its ability to generate cash to fund operational and capital requirements as well as return cash to shareholders. Management uses these measures in conjunction with other data prepared in accordance with IFRS to, and believes it is useful to investors so they can, understand and monitor the cash generating ability of the Company.

The following tables set out a reconciliation of cash provided by operating activities per the condensed interim consolidated statements of cash flows to free cash flow and free cash flow before changes in non-cash working capital balances and to cash provided by operating activities before changes in non-cash working capital balances for the three and six months ended June 30, 2024, and June 30, 2023.

	Three Months Ended June 30,		Six Months Ended June 30,
(thousands of United States dollars)	2024	2023	2024	2023
		Restated(i)		Restated(i)
Cash provided by operating activities	$961,336	$722,000	$1,744,511	$1,371,613
Additions to property, plant and mine development	(404,098)	(423,621)	(791,685)	(808,555)
Free Cash Flow	557,238	298,379	952,826	563,058
Changes in income taxes	(46,426)	(65,428)	(46,802)	(89,405)
Changes in inventory	37,028	28,815	8,856	26,747
Changes in other current assets	84,118	102,810	57,500	83,420
Changes in accounts payable and accrued liabilities	(47,908)	(108,128)	6,082	(100,859)
Changes in interest payable	(1,900)	12,955	(6,831)	10,307
Free cash flow before changes in non-cash working capital balances	$582,150	$269,403	$971,631	$493,268
Additions to property, plant and mine development	404,098	423,621	791,685	808,555
Cash provided by operating activities before changes in non-cash working capital balances	$986,248	$693,024	$1,763,316	$1,301,823

Cash provided by operating activities per share - basic	$1.92	$1.46	$3.50	$2.85
Cash provided by operating activities before changes in non-cash working capital balances per share - basic	$1.97	$1.40	$3.54	$2.70
Free cash flow per share - basic	$1.12	$0.60	$1.91	$1.17

Free cash flow before changes in non-cash working capital balances - basic	$1.17	$0.55	$1.95	$1.02

Note:

(i) Certain previously reported line items have been restated to reflect the final purchase price allocation of the Yamana Transaction.

Operating margin

Operating margin is calculated by deducting production costs from revenue from mining operations. In order to reconcile operating margin to net income as recorded in the condensed interim consolidated financial statements, the Company adds the following items to the operating margin: income and mining taxes expense; other expenses (income); care and maintenance expenses; foreign currency translation (gain) loss; environmental remediation costs; gain (loss) on derivative financial instruments; finance costs; general and administrative expenses; amortization of property, plant and mine development; exploration and corporate development expenses; and revaluation gain and impairment losses (reversals). The Company believes that operating margin is a useful measure to investors as it reflects the operating performance of its individual mines associated with the ongoing production and sale of gold and by-product metals without allocating Company-wide overhead, including exploration and corporate development expenses, amortization of property, plant and mine development, general and administrative expenses, finance costs, gain and losses on derivative financial instruments, environmental remediation costs, foreign currency translation gains and losses, other expenses and income and mining tax expenses. Management uses this measure internally to plan and forecast future operating results. Management believes this measure is useful to investors as it provides them with additional information about the Company's underlying operating results and should be evaluated in conjunction with other data prepared in accordance with IFRS. For a reconciliation of operating margin to revenue from mining operations reported in the Company's financial statements, see "Summary of Operations Key Performance Indicators" below.

Sustaining capital expenditures and development capital expenditures

Capital expenditures are classified into sustaining capital expenditures and development capital expenditures. Sustaining capital expenditures are expenditures incurred during the production phase to sustain and maintain existing assets so they can achieve constant expected levels of production from which the Company will derive economic benefits. Sustaining capital expenditures include expenditure for assets to retain their existing productive capacity as well as to enhance performance and reliability of the operations. Development capital expenditures represent the spending at new projects and/or expenditures at existing operations that are undertaken with the intention to increase production levels or mine life above the current plans. Management uses these measures in the capital allocation process and to assess the effectiveness of its investments. Management believes these measures are useful so investors can assess the purpose and effectiveness of the capital expenditures split between sustaining and development in each reporting period. The classification between sustaining and development capital expenditures does not have a standardized definition in accordance with IFRS and other companies may classify expenditures in a different manner.

The following tables set out a reconciliation of sustaining capital expenditures and development capital expenditures to the additions to property, plant and mine development per the condensed interim consolidated statements of cash flows for the three and six months ended June 30, 2024 and June 30, 2023.

	Three Months Ended June 30,		Six Months Ended June 30,
(thousands of United States dollars)	2024	2023[1]	2024	2023[1]
Sustaining capital expenditures(ii)	$205,340	$206,914	$395,947	$381,545
Development capital expenditures(ii)	201,962	209,133	383,373	376,236
Total Capital Expenditures	$407,302	$416,047	$779,320	$757,781
Working capital adjustments	(3,204)	7,574	12,365	50,774
Additions to property, plant and mine development per the condensed interim consolidated statements of cash flows	$404,098	$423,621	$791,685	$808,555

Notes:

(i) The information set out in this table reflects the Company's 50% interest in Canadian Malartic up to and including March 30, 2023 and 100% interest thereafter.

(ii) Sustaining capital expenditures and development capital expenditures include capitalized exploration.

Net debt

Net debt is calculated by adjusting the total of the current portion of long-term debt and non-current long-term debt as recorded on the condensed interim consolidated balance sheets for deferred financing costs and cash and cash equivalents. Management believes the measure of net debt is useful to help investors to determine the Company's overall debt position and to evaluate the future debt capacity of the Company.

The following tables set out a reconciliation of long-term debt per the condensed interim consolidated balance sheets to net debt as at June 30, 2024, and December 31, 2023.

	As at	As at
(thousands of United States dollars)	June 30, 2024	December 31, 2023
Current portion of long-term debt per the condensed interim consolidated balance sheets	$740,000	$100,000
Non-current portion of long-term debt	1,101,670	1,743,086
Long-term debt	$1,841,670	$1,843,086
Adjustment:
Cash and cash equivalents	$(921,989)	$(338,648)
Net Debt	$919,681	$1,504,438

Forward-Looking Non-GAAP Measures

This news release also contains information as to estimated future total cash costs per ounce and AISC per ounce. The estimates are based upon the total cash costs per ounce and AISC per ounce that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS measure.

Forward-Looking Statements

The information in this news release has been prepared as at July 31, 2024. Certain statements contained in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws and are referred to herein as "forward-looking statements". All statements, other than statements of historical fact, that address circumstances, events, activities or developments that could, or may or will occur are forward-looking statements. When used in this news release, the words "achieve", "aim", "anticipate", "commit", "could", "estimate", "expect", "forecast", "future", "guide", "plan", "potential", "schedule", "target", "track", "will", and similar expressions are intended to identify forward-looking statements. Such statements include the Company's forward-looking guidance, including metal production, estimated ore grades, recovery rates, project timelines, drilling targets or results, life of mine estimates, total cash costs per ounce, AISC per ounce, minesite costs per tonne, other expenses and cash flows; the potential for additional gold production at the Company's sites; the estimated timing and conclusions of the Company's studies and evaluations; the methods by which ore will be extracted or processed; the Company's expansion plans at Detour Lake, Meliadine Phase 2, Amaruq underground, Upper Beaver and Odyssey, including the timing, funding, completion and commissioning thereof and the commencement of production therefrom; the Company's plans at Hope Bay and San Nicolás; statements concerning other expansion projects, recovery rates, mill throughput, optimization efforts and projected exploration, including costs and other estimates upon which such projections are based; timing and amounts of capital expenditures, other expenditures and other cash needs, and expectations as to the funding thereof; estimates of future mineral reserves, mineral resources, mineral production and sales; the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; anticipated cost inflation and its effect on the Company's costs and results; estimates of mineral reserves and mineral resources and the effect of drill results and studies on future mineral reserves and mineral resources; the Company's ability to obtain the necessary permits and authorizations in connection with its proposed or current exploration, development and mining operations, including at Meliadine, Upper Beaver and San Nicolás, and the anticipated timing thereof; future exploration; the anticipated timing of events with respect to the Company's mine sites; the Company's plans and strategies with respect to climate change and greenhouse gas emissions reductions; the sufficiency of the Company's cash resources; the Company's plans with respect to hedging and the effectiveness of its hedging strategies; future activity with respect to the Company's unsecured revolving bank credit facility, the term loan facility and other indebtedness; future dividend amounts, record dates, payment dates and discount rates under the dividend reinvestment plan; plans with respect to offering securities pursuant to the base shelf prospectus; plans with respect to activity under the NCIB; and anticipated trends with respect to the Company's operations, exploration and the funding thereof. Such statements reflect the Company's views as at the date of this news release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward-looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management's discussion and analysis ("MD&A") and the Company's Annual Information Form ("AIF") for the year ended December 31, 2023 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2023 ("Form 40-F") filed with the U.S. Securities and Exchange Commission (the "SEC") as well as: that there are no significant disruptions affecting operations; that production, permitting, development, expansion and the ramp-up of operations at each of Agnico Eagle's properties proceeds on a basis consistent with current expectations and plans; that the relevant metal prices, foreign exchange rates and prices for key mining and construction inputs (including labour and electricity) will be consistent with Agnico Eagle's expectations; that Agnico Eagle's current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that seismic activity at the Company's operations at LaRonde, Goldex, Fosterville and other properties is as expected by the Company and that the Company's efforts to mitigate its effect on mining operations, including with respect to community relations, are successful; that the Company's current plans to address climate change and reduce greenhouse gas emissions are successful; that the Company's current plans to optimize production are successful; that there are no material variations in the current tax and regulatory environment; that governments, the Company or others do not take measures in response to pandemics or other health emergencies or otherwise that, individually or in the aggregate, materially affect the Company's ability to operate its business or its productivity; and that measures taken relating to, or other effects of, pandemics or other health emergencies do not affect the Company's ability to obtain necessary supplies and deliver them to its mine sites. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; inflationary pressures; financing of additional capital requirements; cost of exploration and development programs; seismic activity at the Company's operations, including at LaRonde, Goldex and Fosterville; mining risks; community protests, including by Indigenous groups; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company's stock price; risks associated with the Company's currency, fuel and by-product metal derivative strategies; the current interest rate environment; the potential for major economies to encounter a slowdown in economic activity or a recession; the potential for increased conflict or hostilities in various regions, including Europe and the Middle East; and the extent and manner of communicable diseases or outbreaks, and measures taken by governments, the Company or others to attempt to mitigate the spread thereof may directly or indirectly affect the Company. For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the AIF and MD&A filed on SEDAR+ at www.sedarplus.ca and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company's other filings with the Canadian securities regulators and the SEC. Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Notes Regarding Certain Climate Change and GHG Disclosure

This news release includes information with respect to climate change plans and strategies and GHG emissions reductions plans and strategies that has been prepared for the purpose of assisting the Company's stakeholders in understanding certain key elements of the Company's climate and other sustainability-related objectives, targets and risks and may not be suitable or appropriate for other purposes. This information has been provided from a different perspective and in more detail than is required to be included in mandatory securities filings. None of the information in this news release relating to climate change plans and strategies and GHG emissions reductions plans and strategies has been audited.

Due to the inherent uncertainty and limitations in measuring GHG emissions and intensity, energy consumption and composition, project type GHG reduction potential and likelihood, and climate-related risks and opportunities under the calculation methodologies used in the preparation of these and other data and metrics, all such information in this news release are estimates. There may also be differences in the manner that other parties calculate, report, test or substantiate such information compared to the Company, which means that the information reported by other parties may not be comparable to that reported by the Company. Further, as climate and other sustainability-related reporting evolves, there could be changes to the market practices, taxonomies, methodologies, criteria and standards that are used to classify, measure, test, substantiate and report on such matters, so this information may not be comparable to information prepared or reported by the Company at a different time. However, all information in this news release concerning the Company's climate and other sustainability-related objectives and impacts are based on what the Company believes to be adequate and proper substantiation in accordance with internationally recognized methodology.

Notes to Investors Regarding the Use of Mineral Resources

The mineral reserve and mineral resource estimates contained in this news release have been prepared in accordance with the Canadian securities administrators' (the "CSA") National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

In 2019, the SEC's disclosure requirements and policies for mining properties were amended to more closely align with current industry and global regulatory practices and standards, including NI 43-101. However, Canadian issuers that report in the United States using the Multijurisdictional Disclosure System ("MJDS"), such as the Company, may still use NI 43-101 rather than the SEC disclosure requirements when using the SEC's MJDS registration statement and annual report forms. Accordingly, mineral reserve and mineral resource information contained in this news release may not be comparable to similar information disclosed by U.S. companies.

Investors are cautioned that while the SEC recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" that the Company reports in this news release are or will be economically or legally mineable. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances.

Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category.

The mineral reserve and mineral resource data set out in this news release are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Company does not include equivalent gold ounces for by-product metals contained in mineral reserves in its calculation of contained ounces. Mineral reserves are not reported as a subset of mineral resources.

Scientific and Technical Information

The scientific and technical information contained in this news release relating to Nunavut, Quebec and Finland operations has been approved by Dominique Girard, Eng., Executive Vice-President & Chief Operating Officer – Nunavut, Quebec & Europe; relating to Ontario, Australia and Mexico operations has been approved by Natasha Vaz, Executive Vice-President & Chief Operating Officer – Ontario, Australia & Mexico; relating to exploration has been approved by Guy Gosselin, Eng. and P.Geo., Executive Vice-President, Exploration; and relating to mineral reserves and mineral resources has been approved by Dyane Duquette, P.Geo., Vice-President, Mineral Resources Management, each of whom is a "Qualified Person" for the purposes of NI 43-101.

Additional Information

Additional information about each of the Company's material mineral projects as at December 31, 2023, including information regarding data verification, key assumptions, parameters and methods used to estimate mineral reserves and mineral resources and the risks that could materially affect the development of the mineral reserves and mineral resources required by sections 3.2 and 3.3 and paragraphs 3.4(a), (c) and (d) of NI 43-101 can be found in the Company's AIF and MD&A filed on SEDAR+ each of which forms a part of the Company's Form 40-F filed with the SEC on EDGAR and in the following technical reports filed on SEDAR+ in respect of the Company's material mineral properties: NI 43-101 Technical Report of the LaRonde complex in Québec, Canada (March 24, 2023); NI 43-101 Technical Report Canadian Malartic Mine, Québec, Canada (March 25, 2021); Technical Report on the Mineral Resources and Mineral Reserves at Meadowbank Gold complex including the Amaruq Satellite Mine Development, Nunavut, Canada as at December 31, 2017 (February 14, 2018); the Updated Technical Report on the Meliadine Gold Project, Nunavut, Canada (February 11, 2015); and the Detour Lake Operation, Ontario, Canada NI 43-101 Technical Report as at July 26, 2021 (October 15, 2021).

APPENDIX A – EXPLORATION DETAILS

MRMR update for Upper Beaver gold-copper project

The mineral reserves and mineral resources ("MRMR") estimate for the Upper Beaver gold-copper project in the Kirkland Lake camp in Ontario has been updated to an effective date of June 30, 2024 from the previously released MRMR estimate as at December 31, 2023, The December 2023 MRMR estimate was essentially unchanged since December 31, 2017, and was based on a historic prefeasibility study dated March 29, 2017.

As a result of exploration drilling campaigns conducted by the Company during the 2017 to 2022 period, additional drill results totalling 226,418 metres in 441 holes were incorporated for the first time into the June 30, 2024 MRMR update, which used a database closure date of April 3, 2024. No new drilling has been conducted at Upper Beaver since this date.

The updated MRMR estimate for Upper Beaver as at June 30, 2024, and the variance from the estimate as at December 31, 2023 are set out in the table below. The parameters of the updated MRMR estimate are set out in the notes of the table below.

Upper Beaver Mineral Reserves and Mineral Resources at June 30, 2024 and at December 31, 2023

	As at June 30, 2024[4]					As at December 31, 2023					Variance
Category	000 Tonnes	Au (g/t)	Au 000 oz	Cu (%)	Cu 000 t	000 Tonnes	Au (g/t)	Au 000 oz	Cu (%)	Cu 000 t	Au 000 oz	Cu 000 t
Mineral Reserves
Total Proven & Probable[1]	—	—	—	—	—	7,992	5.43	1,395	0.25	20	-1,395	-20
Mineral Resources
Indicated OP2	3,326	1.85	198	0.14	5	—	—	—	—	—	198	5
Indicated UG3	27,550	3.66	3,242	0.24	66	3,636	3.45	403	0.14	5	2,838	61
Total Indicated	30,876	3.47	3,440	0.23	71	3,636	3.45	403	0.14	5	3,036	66
Inferred OP2	—	—	—	—	—	—	—	—	—	—	—	—
Inferred UG3	2,959	4.13	393	0.36	11	8,688	5.07	1,416	0.20	17	-1,023	-7
Total Inferred	2,959	4.13	393	0.36	11	8,688	5.07	1,416	0.20	17	-1,023	-7

Notes:

1. Mineral reserves and mineral resources as at December 31, 2023 were reported at a net smelter value cut-off of C$125/t. The assumptions used for the mineral reserve estimate as at December 2023 were US$1,200 per ounce of gold, US$2.75 per pound of copper, an exchange rate of CAD$1.25 per US$1.00 and metallurgical recoveries of 95% for gold and 90% for copper.

2. Open pit ("OP") mineral resources as at June 30, 2024 are reported at a net smelter value cut-off of C$43.49/t.

3. Underground ("UG") mineral resources as at June 30, 2024 are reported at a net smelter value cut-off of C$118.17/t. Underground mineral resources as at December 31, 2023 were reported at a net smelter value cut-off of C$125/t. Underground measured and indicated mineral resources are reported within mineable shapes and include internal and external dilution. Inferred mineral resources are reported within mineable shapes and include internal dilution. Mining and metallurgical recoveries are not applied on mineral resource.

4. The assumptions used for the mineral resource estimate as at June 30, 2024 were US$1,750 per ounce of gold, US$4.00 per pound of copper, an exchange rate of CAD$1.35 per US$1.00 used and metallurgical recoveries of 95% for gold and 83% for copper.

The main variances in the MRMR estimates between June 30, 2024, and December 31, 2023 are described below:

●	Mineral Reserves – In the updated estimate, the mineral reserves have been reclassified as mineral resources that are supported by a positive internal preliminary economic assessment, which includes both indicated mineral resources and inferred mineral resources, that was completed in June 2024. As additional geotechnical fieldwork and metallurgical test work is completed through the remainder of the year, the Company anticipates that most indicated mineral resources will be converted into probable mineral reserves at year-end 2024

●	Measured and Indicated Mineral Resources – The increase of 3.0 million ounces of gold (or 753%) and 66,000 tonnes of copper (or 1,280%) in the June 30, 2024 estimate compared to the December 31, 2023 estimate is primarily due to the incorporation of new drilling results and the reclassification of mineral reserves into indicated mineral resources

●	Inferred Mineral Resources – The decrease of 1.0 million ounces of gold (or -72%) and 7,000 tonnes of copper (or -38%) in the June 30, 2024 estimate compared to the December 31, 2023 estimate is primarily due to the successful conversion drilling program

Additional details on the Upper Beaver mineral reserves and mineral resources at December 31, 2023 are set out in the Company's news release dated February 15, 2024.

EXPLORATION DRILL COLLAR COORDINATES

Drill hole	UTM East*	UTM North*	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
Odyssey mine
MEX23-310ZA	718664	5334762	307	174	-61	2,050
MEX24-311	718664	5334762	307	145	-60	2,409
MEX24-311Z	718664	5334762	307	145	-60	2,070
MEX24-312	718664	5334762	307	155	-74	1,753
MEX24-312Z	718664	5334762	307	155	-74	1,777
MEX24-314	718664	5334762	307	154	-55	1,599
Detour Lake
DLM24-839	586805	5541735	293	177	-66	588
DLM24-843	587883	5541783	286	178	-57	876
DLM24-851	586844	5541744	295	176	-60	474
DLM24-855	586962	5541810	303	179	-65	699
DLM24-860	586848	5541874	304	178	-67	747
DLM24-870	587168	5541594	289	177	-59	351
DLM24-871	587284	5541663	291	176	-56	501
DLM24-873	587162	5541698	294	176	-57	447
DLM24-874	588888	5541621	284	178	-58	819
DLM24-884	587283	5541869	296	174	-56	746
DLM24-891C	588927	5541758	285	180	-65	162
DLM24-895AW	587001	5541947	306	176	-64	567
DLM24-897E	588036	5541696	287	179	-54	729
DLM24-899A	587041	5541856	306	179	-64	675

DLM24-903	586764	5541782	294	178	-61	633
DLM24-908E	588764	5541748	286	180	-57	822
DLM24-911A	587039	5541905	307	176	-69	876
DLM24-916W	586721	5541839	295	180	-62	297
DLM24-923	586722	5541916	299	176	-66	726
DLM24-927	586686	5541799	292	180	-60	552
DLM24-930A	588243	5541718	288	179	-56	948
Hope Bay
HBM24-177B	435381	7549031	26	231	-58	1092
HBM24-183	435244	7549203	26	237	-57	857
HBM24-188	435572	7548364	26	235	-51	762
HBM24-189	435502	7548335	26	229	-51	674
HBM24-191	435391	7548479	26	245	-52	488
HBM24-201	435024	7548255	62	88	-59	650
HBM24-206A	434853	7548121	35	71	-52	822
HBM24-207	434899	7548269	57	70	-68	860
HBM24-209	434848	7548176	36	70	-65	915

*Coordinate Systems: NAD 83 UTM zone 17N for Odyssey; NAD 1983 UTM zone 17N for Detour Lake; and NAD 1983 UTM zone 13N for Hope Bay

APPENDIX B – FINANCIAL INFORMATION

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
		(Restated)(i)		(Restated)(i)
Net income - key line items:
Revenue from mine operations:
Quebec
LaRonde mine	132,888	133,865	276,505	236,085
LaRonde zone 5 mine	37,414	36,558	80,029	66,080
Canadian Malartic(iii)	418,472	335,871	746,589	473,945
Goldex	83,536	73,272	155,920	141,335
Ontario
Detour Lake	359,416	317,068	702,373	623,663
Macassa	153,476	112,879	292,869	230,738
Nunavut
Meliadine	220,276	157,179	422,515	326,713
Meadowbank	308,615	195,856	558,000	405,669
Australia
Fosterville	145,026	168,074	266,061	337,375
Europe
Kittila	133,160	102,868	247,223	218,887
Mexico
Pinos Altos	67,790	50,389	116,190	101,837
La India	16,552	34,318	42,170	65,531
Revenues from mining operations	$2,076,621	$1,718,197	$3,906,444	$3,227,858
Production costs	771,984	743,253	1,555,569	1,396,397
Total operating margin(ii)	1,304,637	974,944	2,350,875	1,831,461
Amortization of property, plant and mine development	378,389	386,314	735,614	690,273
Revaluation gain(iv)	—	—	—	(1,543,414)
Exploration, corporate and other	216,042	127,342	416,007	277,815
Income before income and mining taxes	710,206	461,288	1,199,254	2,406,787
Income and mining taxes expense	238,190	137,618	380,046	266,226
Net income for the period	$472,016	$323,670	$819,208	$2,140,561
Net income per share — basic	$0.95	$0.66	$1.64	$4.45
Net income per share — diluted	$0.94	$0.65	$1.64	$4.43

Cash flows:
Cash provided by operating activities	$961,336	$722,000	$1,744,511	$1,371,613
Cash used in investing activities	$(424,576)	$(450,202)	$(837,624)	$(1,848,947)
Cash (used in) provided by financing activities	$(137,234)	$(582,351)	$(320,268)	$254,082

Realized prices:
Gold (per ounce)	$2,342	$1,975	$2,202	$1,935
Silver (per ounce)	$30.09	$24.43	$27.21	$23.72
Zinc (per tonne)	$2,792	$2,343	$2,625	$2,685
Copper (per tonne)	$9,192	$7,898	$9,720	$8,590

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Payable production(v):
Gold (ounces):
Quebec
LaRonde mine	62,260	58,635	114,075	118,168
LaRonde zone 5 mine	20,074	18,145	36,623	38,219
Canadian Malartic(iii)	180,871	177,755	367,777	258,440
Goldex	33,750	37,716	68,138	71,739
Ontario
Detour Lake	168,247	169,352	318,998	331,209
Macassa	64,062	57,044	132,321	121,159
Nunavut
Meliadine	88,675	87,682	184,400	178,149
Meadowbank	126,419	94,775	254,193	205,885
Australia
Fosterville	65,963	81,813	122,532	168,371
Europe
Kittila	55,671	50,130	110,252	113,822
Mexico
Pinos Altos	23,754	22,159	48,479	46,293
Creston Mascota	13	165	41	409
La India	6,079	17,833	16,661	34,154
Total gold (ounces):	895,838	873,204	1,774,490	1,686,017

Silver (thousands of ounces)	628	619	1,243	1,164
Zinc (tonnes)	1,883	2,611	3,565	4,898
Copper (tonnes)	1,072	746	1,876	1,276

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Payable metal sold(vi):
Gold (ounces):
Quebec
LaRonde mine	51,565	61,920	116,729	110,082
LaRonde zone 5 mine	16,265	18,923	36,516	34,384
Canadian Malartic(iii)	176,651	168,257	336,199	240,066
Goldex	33,783	37,114	68,225	73,031
Ontario
Detour Lake	153,622	160,281	320,630	323,575
Macassa	65,340	57,102	132,840	120,030
Nunavut
Meliadine	94,438	79,153	192,978	168,739
Meadowbank	131,003	98,980	252,113	209,005
Australia
Fosterville	62,049	85,500	120,049	174,500
Europe
Kittila	56,984	51,800	111,984	112,520
Mexico
Pinos Altos	25,510	22,355	45,810	46,591
La India	7,020	17,463	19,220	33,883
Total gold (ounces):	874,230	858,848	1,753,293	1,646,406

Silver (thousands of ounces)	637	597	1,241	1,149
Zinc (tonnes)	1,547	2,743	3,054	4,874
Copper (tonnes)	1,113	713	1,875	1,281

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Total cash costs per ounce — co-product basis(vii):
Quebec
LaRonde mine	$1,020	$1,046	$1,134	$1,091
LaRonde zone 5 mine	1,046	1,213	1,112	1,189
Canadian Malartic(iii)	884	783	872	791
Goldex	1,018	777	1,003	793
Ontario
Detour Lake	795	734	833	754
Macassa	833	750	772	675
Nunavut
Meliadine	895	1,020	921	979
Meadowbank	931	1,164	937	1,152
Australia
Fosterville	611	437	578	417
Europe
Kittila	1,021	901	1,046	848
Mexico
Pinos Altos	1,793	1,582	1,711	1,460
La India	2,230	1,408	1,767	1,369
Total cash costs per ounce (co-product basis)	$911	$870	$920	$866

Total cash costs per ounce — by-product basis(vii):
Quebec
LaRonde mine	$747	$787	$874	$840
LaRonde zone 5 mine	1,030	1,198	1,098	1,175
Canadian Malartic(iii)	871	772	860	779
Goldex	864	776	906	792
Ontario
Detour Lake	791	731	829	750
Macassa	833	747	770	672
Nunavut
Meliadine	892	1,019	918	978
Meadowbank	922	1,156	930	1,144
Australia
Fosterville	608	436	575	416
Europe
Kittila	1,020	899	1,044	847
Mexico
Pinos Altos	1,414	1,282	1,380	1,196
La India	2,172	1,385	1,715	1,348
Total cash costs per ounce (by-product basis)	$870	$840	$885	$836

Notes:

(i)  Certain previously reported line items have been restated to reflect the final purchase price allocation of Canadian Malartic.

(ii) Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See Note Regarding Certain Measures of Performance - Operating Margin for more information on the Company's calculation and use of operating margin.

(iii) The information set out in this table reflects the Company's 50% interest in Canadian Malartic up to and including March 30, 2023 and 100% interest thereafter.

(iv) Revaluation gain on the 50% interest the Company owned in Canadian Malartic prior to the Yamana Transaction.

(v) Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.

(vi) Canadian Malartic payable metal sold excludes the 5.0% in-kind net smelter return royalty held by Osisko Gold Royalties Ltd. Detour Lake payable metal sold excludes the 2.0% in-kind net smelter royalty held by Franco-Nevada Corporation. Macassa payable metal sold excludes the 1.5% in-kind net smelter royalty held by Franco-Nevada Corporation.

(vii) The total cash costs per ounce is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See Note Regarding Certain Measures of Performance - Total Cash Costs per Ounce and Minesite Costs per Tonne for more information on the Company’s calculation and use of total cash cost per ounce.

AGNICO EAGLE MINES LIMITED

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, except share amounts, IFRS basis)

(Unaudited)

	As at	As at
	June 30, 2024	December 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	$921,989	$338,648
Inventories	1,355,663	1,418,941
Income taxes recoverable	19,431	27,602
Fair value of derivative financial instruments	5,063	50,786
Other current assets	410,188	355,175
Total current assets	2,712,334	2,191,152
Non-current assets:
Goodwill	4,157,672	4,157,672
Property, plant and mine development	21,173,067	21,221,905
Investments	393,867	345,257
Deferred income and mining tax asset	31,865	53,796
Other assets	822,401	715,167
Total assets	$29,291,206	$28,684,949

LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$770,802	$750,380
Share based liabilities	16,730	24,316
Interest payable	21,200	14,226
Income taxes payable	128,940	81,222
Current portion of long-term debt	740,000	100,000
Reclamation provision	48,647	24,266
Lease obligations	40,873	46,394
Fair value of derivative financial instruments	24,032	7,222
Total current liabilities	1,791,224	1,048,026
Non-current liabilities:
Long-term debt	1,101,670	1,743,086
Reclamation provision	973,895	1,049,238
Lease obligations	105,362	115,154
Share based liabilities	6,851	11,153
Deferred income and mining tax liabilities	5,045,164	4,973,271
Other liabilities	270,625	322,106
Total liabilities	9,294,791	9,262,034

EQUITY
Common shares:
Outstanding - 500,413,442 common shares issued, less 527,154 shares held in trust	18,525,686	18,334,869
Stock options	191,200	201,755
Contributed surplus	—	22,074
Retained earnings	1,373,099	963,172
Other reserves	(93,570)	(98,955)
Total equity	19,996,415	19,422,915
Total liabilities and equity	$29,291,206	$28,684,949

AGNICO EAGLE MINES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME

(thousands of United States dollars, except per share amounts, IFRS basis)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
		Restated(i)		Restated(i)
REVENUES
Revenues from mining operations	$2,076,621	$1,718,197	$3,906,444	$3,227,858

COSTS, INCOME AND EXPENSES
Production(ii)	771,984	743,253	1,555,569	1,396,397
Exploration and corporate development	55,247	54,422	106,453	108,190
Amortization of property, plant and mine development	378,389	386,314	735,614	690,273
General and administrative	48,819	47,312	96,936	95,520
Finance costs	34,473	35,837	70,738	59,285
Loss (gain) on derivative financial instruments	19,608	(26,433)	65,543	(32,972)
Foreign currency translation loss (gain)	363	4,014	(4,184)	4,234
Care and maintenance	10,226	9,411	21,268	20,656
Revaluation gain(iii)	—	—	—	(1,543,414)
Other expenses	47,306	2,779	59,253	22,902
Income before income and mining taxes	710,206	461,288	1,199,254	2,406,787
Income and mining taxes expense	238,190	137,618	380,046	266,226
Net income for the period	$472,016	$323,670	$819,208	$2,140,561

Net income per share - basic	$0.95	$0.66	$1.64	$4.45
Net income per share - diluted	$0.94	$0.65	$1.64	$4.43
Adjusted net income per share - basic(iv)	$1.07	$0.65	$1.83	$1.23
Adjusted net income per share - diluted(iv)	$1.07	$0.64	$1.83	$1.22

Weighted average number of common shares outstanding (in thousands):
Basic	499,437	494,138	498,528	481,553
Diluted	500,443	495,509	499,794	482,978

Notes:

(i) Certain previously reported line items have been restated to reflect the final purchase price allocation of the Yamana Transaction.

(ii) Exclusive of amortization, which is shown separately.

(iii) Revaluation gain on the 50% interest previously owned in Canadian Malartic prior to the Yamana Transaction.

(iv) Adjusted net income per share is not a recognized measure under IFRS and this data may not be comparable to data reported by other companies. See Note Regarding Certain Measures of Performance - Adjusted Net Income and Adjusted Net Income per Share for a discussion of the composition and usefulness of this measure and a reconciliation to the nearest IFRS measure.

AGNICO EAGLE MINES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, IFRS basis)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
		Restated(i)		Restated(i)
OPERATING ACTIVITIES
Net income for the period	$472,016	$323,670	$819,208	$2,140,561
Add (deduct) adjusting items:
Amortization of property, plant and mine development	378,389	386,314	735,614	690,273
Revaluation gain(ii)	—	—	—	(1,543,414)
Deferred income and mining taxes	81,223	5,568	94,147	41,671
Unrealized loss (gain) on currency and commodity derivatives	10,048	(50,088)	62,532	(65,976)
Unrealized loss (gain) on warrants	3,027	6,959	(3,850)	2,296
Stock-based compensation	18,858	13,380	37,715	26,527
Foreign currency translation loss (gain)	363	4,014	(4,184)	4,234
Other	22,324	3,207	22,134	5,651
Changes in non-cash working capital balances:
Income taxes	46,426	65,428	46,802	89,405
Inventories	(37,028)	(28,815)	(8,856)	(26,747)
Other current assets	(84,118)	(102,810)	(57,500)	(83,420)
Accounts payable and accrued liabilities	47,908	108,128	(6,082)	100,859
Interest payable	1,900	(12,955)	6,831	(10,307)
Cash provided by operating activities	961,336	722,000	1,744,511	1,371,613

INVESTING ACTIVITIES
Additions to property, plant and mine development	(404,098)	(423,621)	(791,685)	(808,555)
Yamana transaction, net of cash and cash equivalents	—	—	—	(1,000,617)
Contributions for acquisition of mineral assets	(3,175)	—	(7,099)	—
Purchases of equity securities and other investments	(17,296)	(29,427)	(41,303)	(44,164)
Other investing activities	(7)	2,846	2,463	4,389
Cash used in investing activities	(424,576)	(450,202)	(837,624)	(1,848,947)

FINANCING ACTIVITIES
Proceeds from Credit Facility	—	—	600,000	1,000,000
Repayment of Credit Facility	—	(900,000)	(600,000)	(900,000)
Proceeds from Term Loan Facility, net of financing costs	—	598,958	—	598,958
Repayment of Senior Notes	—	(100,000)	—	(100,000)
Long-term debt financing costs	—	—	(3,544)	—
Repayment of lease obligations	(12,666)	(12,420)	(25,681)	(22,168)
Disbursements to associates	—	(21,899)	—	(21,899)
Dividends paid	(164,255)	(165,258)	(321,515)	(321,421)
Repurchase of common shares	(50,000)	(1,786)	(76,041)	(16,350)
Proceeds on exercise of stock options	80,434	12,750	87,812	23,052
Common shares issued	9,253	7,304	18,701	13,910
Cash (used in) provided by financing activities	(137,234)	(582,351)	(320,268)	254,082
Effect of exchange rate changes on cash and cash equivalents	(2,162)	(1,566)	(3,278)	(2,847)
Net increase (decrease) in cash and cash equivalents during the period	397,364	(312,119)	583,341	(226,099)
Cash and cash equivalents, beginning of period	524,625	744,645	338,648	658,625
Cash and cash equivalents, end of period	$921,989	$432,526	$921,989	$432,526

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$24,651	$43,437	$49,903	$56,488
Income and mining taxes paid	$127,600	$74,828	$258,377	$139,765

Notes:

(i)  Certain previously reported line items have been restated to reflect the final purchase price allocation of the Yamana Transaction.

(ii)  Revaluation gain on the 50% interest the Company previously owned in Canadian Malartic prior to the Yamana Transaction.